Hylsamex
Mexico's Steel

File No. 82-4252

July 28, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Subject: Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

By: ____________________
Ismael De La Garza

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Press Release and Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX Makes US$137 Million Bank Debt Prepayment.	July 21, 2004
2	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX informs holders of CPOs about exchange procedure for HylsamxB shares.	July 27, 2004
3	Press Release and Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX reports results for the second quarter of 2004.	July 28, 2004

Hylsamex
Mexico's Steel

HYLSAMEX Makes US$137 Million Bank Debt Prepayment

Monterrey, Mexico, July 21st, 2004 -- Hylsamex, S.A. de C.V. (BMV: HylsamxB, HylsamxCPO and HylsamxL) ("Hylsamex" or "the Company") announced today that it has made a US$137 million prepayment of its bank debt held at the holding company level (Hylsamex, S.A. de C.V.), designated as "Facility B", utilizing the entirety of net proceeds from last week's equity offering. Consequently, the current amount outstanding under Facility B has been reduced to US$86 million. The amount paid exceeds the minimum US$100 million prepayment required to cancel the pledge against the B shares which were given as collateral, thus triggering the cancellation of the Hylsamex CPOs and the release of the underlying B shares. The Company will promptly inform the holders of CPOs and shareholders in general about the procedures concerning this exchange.

The net debt as of June 30, 2004, after considering this prepayment reached US$730 million, compared to US$962 million recorded as of March 31, 2004 and US$1,014 million as of year end 2003. In the coming quarters, the Company expects to continue generating free cash flow to further pay down debt.

Hylsamex is a steel producer and processor, encompassing the minimill route with vertical integration, which includes readily available sources of low cost iron ore and proprietary technology for the direct reduction of iron. The Company manufactures a broad spectrum of steel products with a significant emphasis on value-added products. Hylsamex, which has a manufacturing and distribution presence in North America, reaches its end customers through an extensive wholly-owned distribution network.

This press release contains forward-looking statements that have been prepared on management's best estimates and external data. These assumptions involve judgments with respect to, among other things, future economic, competitive and financial market conditions and future business decisions, all of which are difficult or impossible to predict accurately. Hylsamex does not assume any responsibility for the accuracy of this forward-looking information.

###

For more information contact:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224

Hylsamex
El Acero de México®

HYLSAMEX Realiza Prepago de Deuda Bancaria por US$137 Millones

Monterrey, México, Julio 21, 2004 -- Hylsamex, S.A. de C.V. (BMV: HylsamxB, HylsamxCPO, HylsamxL) ("Hylsamex" o "la Compañía") anunció hoy que ha realizado un prepago de su deuda bancaria denominada "Facility B" a nivel de la compañía tenedora (Hylsamex, S.A. de C.V.) por US$137 millones, utilizando el total de los recursos netos obtenidos de la colocación accionaria concretada la semana anterior. Por tanto, el saldo insoluto actual del Facility B ha sido reducido a US$86 millones. La cantidad pagada excede el prepago mínimo de US$100 millones requerido para cancelar la garantía de las acciones B otorgadas como colateral y de esta manera, cancelar los Hylsamex CPOs, liberando las acciones B representadas por los CPOs. La Compañía informará oportunamente a los tenedores de los CPOs y a los accionistas en general, acerca del procedimiento para este intercambio.

La deuda neta al 30 de junio de 2004, considerando este prepago, alcanzó US$730 millones, que se compara con US$962 millones registrados al 31 de marzo de 2004 y US$1,014 millones a fines de 2003. En los siguientes trimestres, la Compañía espera continuar generando flujo libre de efectivo para realizar reducciones adicionales de deuda.

Hylsamex es un productor y procesador de acero, que utiliza la vía de minimill con integración vertical, que incluye el acceso a fuentes de mineral de hierro de bajo costo y tecnología propia para la fabricación de hierro de reducción directa. La Compañía produce una amplia variedad de productos de acero con un énfasis significativo en productos de valor agregado. Hylsamex, que tiene presencia productiva y de distribución en Norteamérica, llega al consumidor final utilizando una extensa red de distribución propia.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

###

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 4950 bytes.

Fecha de recepcion: Jul 27 2004 7:59:08:823AM.

Folio de recepcion: 56932.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

EVENTO RELEVANTE

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 27/07/2004

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

AVISO PARA SU PUBLICACION INMEDIATA

EVENTO RELEVANTE

A los tenedores de los certificados de participación ordinarios no amortizables emitidos por Nacional Financiera, S.N.C. Institución de Banca de Desarrollo, en su carácter de fiduciaria del Fideicomiso No. 80366 del 29 de enero de 2004 (el "Fideicomiso") denominados " CPOS HYLSAMX" (CPOs), se les informa que de conformidad con las instrucciones de fecha 23 de julio de 2004 del Comité Técnico del Fideicomiso, el próximo 3 de agosto de 2004 se procederá a hacer la entrega de las acciones de la Serie "B" representativas del capital social de Hylsamex, S.A. de C.V. ("HYLSAMEX") libres de gravamen, a los tenedores de los CPOs en proporción de 1 (una) acción de la Serie "B" de HYLSAMEX por 1 (un) (CPO).

Dicha entrega de valores, se realiza en virtud de que el pasado 22 de julio de 2004 se ha dado por terminada la caución bursátil sobre dicha acciones de la Serie "B" y, en consecuencia, se procederá a la cancelación de los CPOs.

Los tenedores de los CPOs que mantengan sus títulos depositados, a través de sus custodios en el S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, se les acreditarán a través del sistema de esté último sus correspondientes acciones de la Serie "B". Aquellos tenedores de los CPOs que en forma física mantengan su custodia deberán entregar el 3 de agosto de 2004 directamente sus títulos en las oficinas de la Sociedad, ubicadas en Avenida Munich 101, Col. Cuauhtémoc, San Nicolás de los Garza, Nuevo León, a efecto de que los mismos sean cancelados y se les entreguen las acciones de la Serie "B".

México, Distrito Federal a 27 de julio de 2004

Lic. Juan Manuel Altamirano León
Delegado Fiduciario
Nacional Financiera, S.N.C, Institución de Banca de Desarrollo
como Fiduciaria del Fideicomiso 80366

MERCADO DEL EXTERIOR :


BOLSA MEXICANA DE VALORES

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Búsqueda de Documentos

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.

Fecha de Recepción en BMV: 2004-07-27 07:59:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
27/7/2004

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
AVISO PARA SU PUBLICACION INMEDIATA

Eventos Relevantes:
A los tenedores de los certificados de participación ordinarios no amortizables emitidos por Nacional Financiera, S.N.C. Institución de Banca de Desarrollo, en su carácter de fiduciaria del Fideicomiso No. 80366 del 29 de enero de 2004 (el "Fideicomiso") denominados " CPOS HYLSAMX" (CPOs), se les informa que de conformidad con las instrucciones de fecha 23 de julio de 2004 del Comité Técnico del Fideicomiso, el próximo 3 de agosto de 2004 se procederá a hacer la entrega de las acciones de la Serie "B" representativas del capital social de Hylsamex, S.A. de C.V. ("HYLSAMEX") libres de gravamen, a los tenedores de los CPOs en proporción de 1 (una) acción de la Serie "B" de HYLSAMEX por 1 (un) (CPO).

Dicha entrega de valores, se realiza en virtud de que el pasado 22 de julio de 2004 se ha dado por terminada la caución bursátil sobre dicha acciones de la Serie "B" y, en consecuencia, se procederá a la cancelación de los CPOs.

Los tenedores de los CPOs que mantengan sus títulos depositados, a través de sus custodios en el S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, se les acreditarán a través del sistema de esté último sus correspondientes acciones de la Serie "B". Aquellos tenedores de los CPOs que en forma física mantengan su custodia deberán entregar el 3 de agosto de 2004 directamente sus títulos en las oficinas de la Sociedad, ubicadas en Avenida Munich 101, Col. Cuauhtémoc, San Nicolás de los Garza, Nuevo León, a efecto de que los mismos sean cancelados y se les entreguen las acciones de la Serie "B".

México, Distrito Federal a 27 de julio de 2004

Lic. Juan Manuel Altamirano León
Delegado Fiduciario
Nacional Financiera, S.N.C, Institución de Banca de Desarrollo
como Fiduciaria del Fideicomiso 80366

Mercado Exterior:

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 6017 bytes.

Fecha de recepcion: Jul 21 2004 11:45:13:146AM.

Folio de recepcion: 56435.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

EVENTO RELEVANTE

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 21/07/2004

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

HYLSAMEX Realiza Prepago de Deuda Bancaria por US$137 Millones

EVENTO RELEVANTE

Monterrey, México, Julio 21, 2004 -- Hylsamex, S.A. de C.V. (BMV: HylsamxB, HylsamxCPO, HylsamxL) ("Hylsamex" o "la Compañía") anunció hoy que ha realizado un prepago de su deuda bancaria denominada "Facility B" a nivel de la compañía tenedora (Hylsamex, S.A. de C.V.) por US$137 millones, utilizando el total de los recursos netos obtenidos de la colocación accionaria concretada la semana anterior. Por tanto, el saldo insoluto actual del Facility B ha sido reducido a US$86 millones. La cantidad pagada excede el prepago mínimo de US$100 millones requerido para cancelar la garantía de las acciones B otorgadas como colateral y de esta manera, cancelar los Hylsamex CPOs, liberando las acciones B representadas por los CPOs. La Compañía informará oportunamente a los tenedores de los CPOs y a los accionistas en general, acerca del procedimiento para este intercambio.

La deuda neta al 30 de junio de 2004, considerando este prepago, alcanzó US$730 millones, que se compara con US$962 millones registrados al 31 de marzo de 2004 y US$1,014 millones a fines de 2003. En los siguientes trimestres, la Compañía espera continuar generando flujo libre de efectivo para realizar reducciones adicionales de deuda.

Hylsamex es un productor y procesador de acero, que utiliza la vía de minimill con integración vertical, que incluye el acceso a fuentes de mineral de hierro de bajo costo y tecnología propia para la fabricación de hierro de reducción directa. La Compañía produce una amplia variedad de productos de acero con un énfasis significativo en productos de valor agregado. Hylsamex, que tiene presencia productiva y de distribución en Norteamérica, llega al consumidor final utilizando una extensa red de distribución propia.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la

administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

MERCADO DEL EXTERIOR :


BOLSA MEXICANA DE VALORES

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.

Fecha de Recepción en BMV: 2004-07-21 11:45:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
21/7/2004

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
HYLSAMEX Realiza Prepago de Deuda Bancaria por US$137 Millones

Eventos Relevantes:
Monterrey, México, Julio 21, 2004 -- Hylsamex, S.A. de C.V. (BMV: HylsamxB, HylsamxCPO, HylsamxL) ("Hylsamex" o "la Compañía") anunció hoy que ha realizado un prepago de su deuda bancaria denominada "Facility B" a nivel de la compañía tenedora (Hylsamex, S.A. de C.V.) por US$137 millones, utilizando el total de los recursos netos obtenidos de la colocación accionaria concretada la semana anterior. Por tanto, el saldo insoluto actual del Facility B ha sido reducido a US$86 millones. La cantidad pagada excede el prepago mínimo de US$100 millones requerido para cancelar la garantía de las acciones B otorgadas como colateral y de esta manera, cancelar los Hylsamex CPOs, liberando las acciones B representadas por los CPOs. La Compañía informará oportunamente a los tenedores de los CPOs y a los accionistas en general, acerca del procedimiento para este intercambio.

La deuda neta al 30 de junio de 2004, considerando este prepago, alcanzó US$730 millones, que se compara con US$962 millones registrados al 31 de marzo de 2004 y US$1,014 millones a fines de 2003. En los siguientes trimestres, la Compañía espera continuar generando flujo libre de efectivo para realizar reducciones adicionales de deuda.

Hylsamex es un productor y procesador de acero, que utiliza la vía de minimill con integración vertical, que incluye el acceso a fuentes de mineral de hierro de bajo costo y tecnología propia para la fabricación de hierro de reducción directa. La Compañía produce una amplia variedad de productos de acero con un *énfasis significativo en productos de valor agregado.* Hylsamex, que tiene presencia productiva y de distribución en Norteamérica, llega al consumidor final utilizando una extensa red de distribución propia.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la



información proyectada.

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

Mercado Exterior:

EMISNET

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: icssific.ens

Longitud del sobre: 76248 bytes.

Fecha de recepcion: Jul 28 2004 9:39:59:780AM.

Folio de recepcion: 57130.

Hylsamex, S.A. de C.V.
File No. 82-4252

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
icssific.bmv	1	Sific para Industriales, Comerciales y de Servicios

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 30 DE JUNIO DE 2004 Y 2003
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**ACTIVO TOTAL**	**32,466,799**	**100**	**30,519,463**	**100**
2	**ACTIVO CIRCULANTE**	**8,822,968**	**27**	**6,591,632**	**22**
3	EFECTIVO E INVERSIONES TEMPORALES	1,599,621	5	628,049	2
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	3,076,831	9	2,286,123	7
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	818,401	3	735,908	2
6	INVENTARIOS	3,264,029	10	2,880,566	9
7	OTROS ACTIVOS CIRCULANTES	64,086	0	60,986	0
8	**LARGO PLAZO**	**862,702**	**3**	**580,468**	**2**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	858,093	3	535,401	2
11	OTRAS INVERSIONES	4,609	0	45,067	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**20,751,099**	**64**	**20,704,036**	**68**
13	INMUEBLES	1,143,878	4	1,141,138	4
14	MAQUINARIA Y EQUIPO INDUSTRIAL	39,751,236	122	38,355,327	126
15	OTROS EQUIPOS	201,983	1	202,371	1
16	DEPRECIACION ACUMULADA	21,042,861	65	19,379,082	63
17	CONSTRUCCIONES EN PROCESO	696,863	2	384,282	1
18	**ACTIVO DIFERIDO (NETO)**	**2,030,030**	**6**	**2,643,327**	**9**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**19,626,361**	**100**	**19,069,647**	**100**
21	**PASIVO CIRCULANTE**	**4,250,862**	**22**	**3,170,384**	**17**
22	PROVEEDORES	1,884,132	10	1,476,017	8
23	CREDITOS BANCARIOS	749,701	4	389,762	2
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	239,428	1	92,498	0
26	OTROS PASIVOS CIRCULANTES	1,377,601	7	1,212,107	6
27	**PASIVO A LARGO PLAZO**	**11,192,224**	**57**	**12,161,800**	**64**
28	CREDITOS BANCARIOS	6,514,579	33	7,740,379	41
29	CREDITOS BURSATILES	4,185,788	21	4,043,423	21
30	OTROS CREDITOS	491,857	3	377,998	2
31	**CREDITOS DIFERIDOS**	**4,183,275**	**21**	**3,737,463**	**20**
32	**OTROS PASIVOS**	**0**	**0**	**0**	**0**
33	**CAPITAL CONTABLE**	**12,840,438**	**100**	**11,449,816**	**100**
34	**PARTICIPACION MINORITARIA**	**1,943,766**	**15**	**1,879,381**	**16**
35	**CAPITAL CONTABLE MAYORITARIO**	**10,896,672**	**85**	**9,570,435**	**84**
36	**CAPITAL CONTRIBUIDO**	**5,963,416**	**46**	**5,963,416**	**52**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	4,975,129	39	5,190,901	45
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	988,287	8	772,515	7
39	PRIMA EN VENTA DE ACCIONES	0	0	0	0
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**4,933,256**	**38**	**3,607,019**	**32**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	9,026,452	70	9,807,431	86
43	RESERVA PARA RECOMPRA DE ACCIONES	111,670	1	0	0
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(6,271,691)	(49)	(6,289,215)	(55)
45	**RESULTADO NETO DEL EJERCICIO**	2,066,825	16	88,803	1

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2003**

ESTADO DE SITUACION FINANCIERA
AL 30 DE JUNIO DE 2004 Y 2003
(Miles de Pesos)

CONSOLIDADO

Impresión Final

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**1,599,621**	**100**	**628,049**	**100**
46	EFECTIVO	257,042	16	95,290	15
47	INVERSIONES TEMPORALES	1,342,579	84	532,759	85
18	**CARGOS DIFERIDOS**	**2,030,030**	**100**	**2,643,327**	**100**
48	GASTOS AMORTIZABLES (NETO)	1,640,673	81	1,777,152	67
49	CREDITO MERCANTIL	17,582	1	33,115	1
50	IMPUESTOS DIFERIDOS	63,312	3	536,708	20
51	OTROS	308,463	15	296,352	11
21	**PASIVO CIRCULANTE**	**4,250,862**	**100**	**3,170,384**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	1,463,765	34	839,454	26
53	PASIVOS EN MONEDA NACIONAL	2,787,097	66	2,330,930	74
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**1,377,601**	**100**	**1,212,107**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	94,619	7	102,016	8
58	OTROS PASIVOS CIRCULANTES SIN COSTO	1,282,982	93	1,110,091	92
27	**PASIVO A LARGO PLAZO**	**11,192,224**	**100**	**12,161,800**	**100**
59	PASIVO EN MONEDA EXTRANJERA	11,192,224	100	12,161,800	100
60	PASIVO EN MONEDA NACIONAL	0	0	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**4,185,788**	**100**	**4,043,423**	**100**
61	OBLIGACIONES	3,423,481	82	3,280,606	81
62	PAGARE DE MEDIANO PLAZO	762,307	18	762,817	19
30	**OTROS CREDITOS**	**491,857**	**100**	**377,998**	**100**
63	OTROS CREDITOS CON COSTO	491,857	100	377,998	100
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**4,183,275**	**100**	**3,737,463**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	2,811,262	67	2,496,577	67
67	OTROS	1,372,013	33	1,240,886	33
32	**OTROS PASIVOS**	**0**	**100**	**0**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(6,271,691)**	**100**	**(6,289,215)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(6,271,691)	(100)	(6,289,215)	(100)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	4,572,106	3,421,248
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	1,372,013	1,240,886
74	NUMERO DE FUNCIONARIOS (*)	179	191
75	NUMERO DE EMPLEADOS (*)	2,528	2,626
76	NUMERO DE OBREROS (*)	4,552	4,480
77	NUMERO DE ACCIONES EN CIRCULACION (*)	506,340,463	506,340,463
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2004**

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE JUNIO DE 2004 Y 2003

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**11,834,509**	**100**	**8,056,135**	**100**
2	COSTO DE VENTAS	8,110,978	69	7,084,411	88
3	**RESULTADO BRUTO**	**3,723,531**	**31**	**971,724**	**12**
4	GASTOS DE OPERACION	667,602	6	610,039	8
5	**RESULTADO DE OPERACION**	**3,055,929**	**26**	**361,685**	**4**
6	COSTO INTEGRAL DE FINANCIAMIENTO	494,705	4	561,233	7
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**2,561,224**	**22**	**(199,548)**	**(2)**
8	OTRAS OPERACIONES FINANCIERAS	39,029	0	(15,543)	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**2,522,195**	**21**	**(184,005)**	**(2)**
10	PROVISION PARA IMPUESTOS Y P.T.U.	700,205	6	(89,571)	(1)
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**1,821,990**	**15**	**(94,434)**	**(1)**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	289,600	2	176,487	2
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**2,111,590**	**18**	**82,053**	**1**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**2,111,590**	**18**	**82,053**	**1**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**2,111,590**	**18**	**82,053**	**1**
19	PARTICIPACION MINORITARIA	44,765		(6,750)	0
20	**RESULTADO NETO MAYORITARIO**	**2,066,825**	**17**	**88,803**	**1**

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**11,834,509**	**100**	**8,056,135**	**100**
21	NACIONALES	9,314,865	79	6,212,680	77
22	EXTRANJERAS	2,519,644	21	1,843,455	23
23	CONVERSION EN DOLARES (***)	214,253	2	170,206	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**494,705**	**100**	**561,233**	**100**
24	INTERESES PAGADOS	529,837	107	542,021	97
25	PERDIDA EN CAMBIOS	215,054	43	211,853	38
26	INTERESES GANADOS	35,230	7	40,492	7
27	GANANCIA EN CAMBIOS	29,339	6	31,439	6
28	RESULTADO POR POSICION MONETARIA	(198,952)	(40)	(132,224)	(24)
42	PERDIDA EN ACTUALIZACION DE UDI'S	13,335	3	11,514	2
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**39,029**	**100**	**(15,543)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	39,029	100	(15,543)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**700,205**	**100**	**(89,571)**	**100**
32	I.S.R.	681,873	97	(98,559)	(110)
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	18,332	3	8,988	10
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	**CONCEPTOS**	**TRIMESTRE AÑO ACTUAL Importe**	**TRIMESTRE AÑO ANTERIOR Importe**
36	VENTAS TOTALES	13,489,850	0
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	20,011,984	15,801,551
39	RESULTADO DE OPERACION (**)	3,400,328	962,278
40	RESULTADO NETO MAYORITARIO (**)	(890,259)	(339,709)
41	RESULTADO NETO (**)	(960,359)	(535,289)

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: HYLSAMX TRIMESTRE: **2** AÑO: **2004**

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE ABRIL AL 30 DE JUNIO DE 2004 Y 2003

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**6,687,521**	**100**	**4,020,412**	**100**
2	COSTO DE VENTAS	4,184,508	63	3,579,172	89
3	**RESULTADO BRUTO**	**2,503,013**	**37**	**441,240**	**11**
4	GASTOS DE OPERACION	328,154	5	302,155	8
5	**RESULTADO DE OPERACION**	**2,174,859**	**33**	**139,085**	**3**
6	COSTO INTEGRAL DE FINANCIAMIENTO	513,085	8	10,150	0
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**1,661,774**	**25**	**128,935**	**3**
8	OTRAS OPERACIONES FINANCIERAS	12,377	0	(11,702)	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**1,649,397**	**25**	**140,637**	**3**
10	PROVISION PARA IMPUESTOS Y P.T.U.	481,548	7	49,975	1
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**1,167,849**	**17**	**90,662**	**2**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	241,900	4	387,635	10
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**1,409,749**	**21**	**478,297**	**12**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**1,409,749**	**21**	**478,297**	**12**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**1,409,749**	**21**	**478,297**	**12**
19	PARTICIPACION MINORITARIA	24,489		(2,087)	0
20	**RESULTADO NETO MAYORITARIO**	**1,385,260**	**21**	**480,384**	**12**

CLAVE DE COTIZACION: HYLSAMX

HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2004**

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**6,687,521**	**100**	**4,020,412**	**100**
21	NACIONALES	5,193,617	78	3,188,023	79
22	EXTRANJERAS	1,493,904	22	832,389	21
23	CONVERSION EN DOLARES (***)	114,156	2	94,389	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**513,085**	**100**	**10,150**	**100**
24	INTERESES PAGADOS	263,488	51	275,255	2,712
25	PERDIDA EN CAMBIOS	314,584	61	(331,760)	(3,269)
26	INTERESES GANADOS	22,526	4	10,553	104
27	GANANCIA EN CAMBIOS	42,000	8	(64,526)	(636)
28	RESULTADO POR POSICION MONETARIA	(1,111)	0	10,619	105
42	PERDIDA EN ACTUALIZACION DE UDI'S	650	0	2,063	20
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**12,377**	**100**	**(11,702)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	12,377	100	(11,702)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**481,548**	**100**	**49,975**	**100**
32	I.S.R.	468,541	97	46,293	93
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	13,007	3	3,682	7
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2004**

HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE JUNIO DE 2004 Y 2003

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**2,111,590**	**82,053**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	993,021	449,081
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**3,104,611**	**531,134**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(1,115,995)	(403,297)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**1,988,616**	**127,837**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(1,065,547)	266,943
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(12,162)	(9,916)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(1,077,709)**	**257,027**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(286,132)**	**(372,087)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	624,775	12,777
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	974,846	615,272
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	1,599,621	628,049

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2004**

HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**993,021**	**449,081**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	692,776	697,286
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	62,799	60,446
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	237,446	(308,651)
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(1,115,995)**	**(403,297)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(670,733)	(111,560)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(780,446)	(277,894)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(255,869)	(73,158)
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	271,809	132,915
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	319,244	(73,600)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(1,065,547)**	**266,943**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	6,273	9,113
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	79,415	245,671
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	13,341	137,358
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(1,156,443)	(133,170)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	(232)	14,205
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(7,901)	(6,234)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(12,162)**	**(9,916)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	(12,162)	(9,916)
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(286,132)**	**(372,087)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	8	(596,098)
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(277,631)	(284,218)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(8,509)	508,229

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	17.84	%	1.02	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	(8.17)	%	(3.55)	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	(2.96)	%	(1.75)	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	9.42	%	161.14	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.62	veces	0.52	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	0.96	veces	0.76	veces
8	ROTACION DE INVENTARIOS (**)	4.70	veces	4.72	veces
9	DIAS DE VENTAS POR COBRAR	41	días	44	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	7.49	%	7.08	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	60.45	%	62.48	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.53	veces	1.67	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	64.48	%	68.18	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	53.94	%	58.74	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	5.77	veces	0.67	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.02	veces	0.83	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	2.08	veces	2.08	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	1.31	veces	1.17	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.45	veces	0.35	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	37.63	%	19.81	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	26.23	%	6.59	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(9.43)	%	(5.01)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	3.75	veces	0.24	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	98.87	%	103.86	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	1.13	%	(3.86)	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	97.03	%	76.38	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2004**

HYLSAMEX, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe			TRIMESTRE AÑO ANTERIOR Importe		
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	(2.23)		$	(.67)	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	.00		$	.00	
3	UTILIDAD DILUIDA POR ACCION (**)	$	.00		$	.00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	(2.23)		$	(.67)	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	.00		$	.00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	.00		$	.00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	.00		$	.00	
8	VALOR EN LIBROS POR ACCION	$	21.52		$	18.90	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	.00		$	.00	
10	DIVIDENDO EN ACCIONES POR ACCION		.00	acciones		.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		.53	veces		.35	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		(5.12)	veces		(9.80)	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		.00	veces		.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN EL CAPITAL CONTABLE DE SUBS.	$ (8,418,614)
RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	2,047,271
IMPUESTO DIFERIDO EN CAPITAL	99,652
TOTAL	$ (6,271,691)

COMENTARIOS Y ANALISIS DE LA ADMINISTRACION
SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA

ANEXO 1

CONSOLIDADO
Impresión Final

Resultados al Segundo Trimestre 2004

La información contenida en este reporte está basada en información financiera no auditada, y se presenta en pesos constantes (Ps.) con poder adquisitivo del 30 de junio del año 2004 y en toneladas métricas. Cifras del estado de resultados y el flujo de efectivo se convirtieron a dólares (US$) utilizando el tipo de cambio promedio de cada mes, mientras que cuentas del balance se convirtieron con el tipo de cambio de fin de periodo.

Hechos Sobresalientes

* Hylsamex generó EBITDA de US$222 millones en 2T04, rebasando los US$110 millones y US$45 millones registrados en el trimestre anterior y el mismo período de 2003, respectivamente. El margen de EBITDA alcanzó 38% en 2T04.

* El EBITDA por tonelada alcanzó US$282/tonelada, más del doble del US$140/tonelada generado en el trimestre anterior y más de 4 veces del US$63/tonelada logrado en el mismo trimestre de 2003.

* La mayor generación de efectivo permitió tener una reducción adicional de la deuda neta durante 2T04, la disminución fue de US$95 millones, alcanzando un saldo de US$867 millones al 30 de junio de 2004. Las reservas de efectivo fueron US$140 millones, US$55 millones por encima del saldo a fines de 2003. La Deuda Neta a EBITDA U12M fue de 2.0x en 2T04; la Cobertura de Intereses U12M mejoró a 4.5x.

* De nuevo se registró un fuerte volumen de ventas: los embarques alcanzaron 786,700 toneladas en 2T04, nivel similar al del trimestre previo pero 11% mayor que en el mismo trimestre de 2003.

* Siguiendo la tendencia de los precios internacionales, el ingreso por tonelada de Hylsamex continuó aumentando en 2T04 a US$748/tonelada, 28% y 43% mayor que el nivel registrado en el trimestre previo y el mismo período de 2003, respectivamente. El ingreso alcanzó US$589 millones en 2T04.

* El costo por tonelada totalizó US$468/tonelada en 2T04, 5% mayor que el US$446/tonelada obtenido en el trimestre anterior y sólo 1% más que el US$465/tonelada registrado en el mismo trimestre de 2003. Un mayor uso de fierro esponja explica la estabilidad en el costo por tonelada.

* La utilidad neta para 2T04 sumó US$124 millones (Ps.1,410 millones), aumentando con respecto a las utilidades de US$63 millones (Ps.702 millones) y US$44 millones (Ps.478 millones) reportadas en el trimestre anterior y el mismo período de 2003, respectivamente.

* Hylsamex continúa creciendo orgánicamente, invirtiendo en productos y servicios de valor agregado mediante las operaciones de acero recubierto: en E.U., nueva capacidad de procesamiento será instalada, así como tres nuevos centros de servicio y distribución además de los cuatro que ya están en operación.

* El 15 de julio de 2004, Hylsamex colocó exitosamente 101 millones de acciones L en los mercados de capital locales e internacionales a un precio de Ps.16.00 por acción L. Los recursos netos de la oferta totalizaron US$137 millones, los cuales fueron utilizados para prepagar deuda bancaria. Considerando los recursos netos de la emisión de capital, la deuda neta al 30 de junio de 2004 disminuye a US$730 millones y por consiguiente, la razón de

Deuda Neta a EBITDA U12M se reduce a 1.7x.

Resumen

Hylsamex terminó el segundo trimestre de 2004 con un flujo de efectivo de operación sin precedentes desde su lanzamiento como empresa pública en 1994. Hylsamex reportó EBITDA de US$222 millones en 2T04? la Compañía duplicó la generación de EBITDA de US$110 millones del trimestre anterior, que representaba un récord. El EBITDA de 2T04 de Hylsamex también rebasó fácilmente el EBITDA de US$187 millones generado durante todo el año de 2003. En una base por tonelada, el EBITDA alcanzó US$282/tonelada, que de nuevo, representa más del doble del US$140/tonelada obtenido en el trimestre anterior y más de cuatro veces el US$63/tonelada logrado en el mismo trimestre de 2003.

El mayor nivel de generación de EBITDA de 2T04 es una consecuencia tanto del aumento de los precios de los productos de acero, como de las fortalezas inherentes a la estructura de Hylsamex: un minimill con integración vertical, que incluye el acceso a fuentes de mineral de hierro de bajo costo, y que produce y procesa una amplia variedad de productos de acero con un énfasis significativo en productos de valor agregado. El ingreso por tonelada de la Compañía aumentó 43% en relación con el mismo trimestre de 2003, alcanzando US$748/tonelada en 2T04, al consolidar los incrementos de precio anunciados en 1T04 e implementar aumentos de precio adicionales en 2T04. El ambiente favorable de precios, aunado a sólidos volúmenes de ventas durante 2004, ocasionaron que Hylsamex excediera la marca de US$1 mil millones en ingresos en sólo los primeros seis meses de operaciones de 2004. Con respecto a costos, la Compañía continuó reflejando una estabilidad relativa gracias a la mayor producción de fierro esponja, que permitió que Hylsamex mantuviera una mayor proporción de fierro esponja en su carga metálica en comparación a años anteriores. Como consecuencia de la renovada competitividad del fierro esponja en comparación a la chatarra, y en contraste con productores de acero que están menos integrados en sus procesos productivos, la flexibilidad de la carga metálica de la Compañía le permitió registrar incrementos de solamente 5% y 1% en el costo por tonelada en comparación al trimestre anterior y el mismo período de 2003, respectivamente.

El evidente incremento en la rentabilidad operativa de Hylsamex en lo que va de 2004 está cambiando radicalmente la estructura de capital de la Compañía. La administración permanece comprometida ha fortalecer el perfil financiero, lo cual se percibió durante 2T04, cuando la Compañía realizó US$85 millones en prepagos de deuda bancaria. Junto con el estricto control de costos y gastos, la Compañía acumuló flujo de efectivo libre y terminó el trimestre con US$140 millones de reservas de efectivo, que representa US$55 millones de incremento con relación al saldo al final de 2003. Consecuentemente, la deuda neta fue disminuida en US$95 millones durante 2T04, a un saldo de US$867 millones, que significa una reducción de 14% del nivel de US$1,014 millones registrado al 31 de diciembre de 2003. En lo que va de 2004, las razones financieras de Hylsamex también se han fortalecido considerablemente. La razón de Deuda Neta a EBITDA U12M se redujo a 2.0x al final de 2T04, de 5.4x a fines de 2003. La Cobertura de Intereses aumentó a 4.5x, en comparación a las 2.0x al 31 de diciembre de 2003. Considerando los recursos netos de US$137 millones de la emisión de capital, la deuda neta al 30 de junio de 2004 disminuye a US$730 millones y por consiguiente, la razón de Deuda Neta a EBITDA U12M se reduce a 1.7x. Las siguientes gráficas describen el comportamiento a través del tiempo de las razones financieras clave, la deuda neta y las reservas de efectivo:

En los primeros seis meses de 2004, Hylsamex ha erogado US$26 millones en inversiones en activo fijo, de su presupuesto anual de US$70 millones. Hylsa, la subsidiaria productora de acero, tiene un programa de inversiones limitado enfocado a reemplazo de equipo, preparación de minas y proyectos de conservación de energía y sustitución de energéticos. Hylsa planea invertir aproximadamente US$39 millones en 2004 (incluyendo US$15 millones para preparación de minas).

En Galvak, la subsidiaria de Hylsamex que produce acero recubierto, el programa de inversiones destinará US$31 millones a proyectos de nuevos productos, incremento en capacidad de productos de valor agregado y expansión geográfica. Durante el trimestre, la subsidiaria inició la producción en la nueva "Línea de Acanalado #4", que enriquecerá la mezcla de productos de valor agregado de Galvak y agregará 4,000 toneladas mensuales de producción a este proceso. Adicionalmente, según lo previsto, la compañía comenzará a operar dos líneas de perfiles recubiertos durante la segunda mitad de 2004. Otros proyectos relevantes incluyen: introducción de nuevas líneas de procesamiento (slitters y acanaladoras), compra de software que optimizará la producción y la logística en toda la compañía, inauguración de tres centros de servicio y distribución en E.U. además de los cuatro que ya están en operación, y establecer conexiones de ferrocarril a vías principales para facilitar el movimiento hacia el exterior y hacia Galvak de producto terminado y suministros.

Además, Hylsamex ha aprobado la instalación de capacidad de procesamiento en E.U., con planes para comenzar operaciones a mediados de 2005.

En resumen, la industria del acero en el mundo ha vivido un año extraordinario en lo que va de 2004, con el beneficio de una demanda de acero que continúa robusta a causa de la reactivación económica en las regiones claves, como lo son E.U., China, Japón y Europa. Asímismo, el crecimiento de la oferta de acero ha sido limitado en respuesta a la mayor demanda debido a los siguientes factores: la tendencia de consolidación en la industria, los cierres definitivos de capacidad productiva, la escasez de materia prima que principalmente afecta a los productores que utilizan alto horno, y la insuficiente inversión en años recientes. En México, un ambiente económico más positivo ha impactado favorablemente la demanda para los productos de Hylsamex. Por tanto, Hylsamex permanece prudentemente optimista para lo que resta de 2004. En los siguientes trimestres, elementos como el crecimiento económico de China y E.U. y su efecto en los precios internacionales del acero, junto con la volatilidad en el costo de energéticos, permanecen como las variables importantes para evaluar el desempeño de la Compañía.

Volumen de Ventas

Hylsamex registró un segundo trimestre consecutivo con un sólido volumen de ventas, por mayores exportaciones de productos planos (incluye productos planos, recubiertos y tubulares), que crecieron 8% contra el trimestre anterior. Los embarques totales para 2T04 alcanzaron 786,700 toneladas, similares a las 787,800 toneladas del trimestre previo y 11% o 80,300 toneladas mayores que las 706,400 toneladas del mismo trimestre de 2003.

El volumen de ventas permaneció fuerte en el mercado doméstico en 2T04, a pesar de que se observó una ligera disminución contra el trimestre previo debido a que Semana Santa ocurrió en abril. El volumen de ventas doméstico alcanzó 618,500 toneladas, 13,800 toneladas o 2% menores que las 632,300 del

trimestre anterior pero 7% o 39,500 toneladas mayores que las 579,000 toneladas registradas en el mismo trimestre de 2003. El crecimiento contra el mismo trimestre del año anterior se derivó por mayores ventas de productos planos y de alambrón. El aumento en volúmenes domésticos para 2T04 revela una mejora en los fundamentales locales.

El volumen de exportación durante 2T04 alcanzó 168,200 toneladas, 8% o 12,700 toneladas superiores a las 155,500 toneladas del trimestre anterior y 32% o 40,800 toneladas mayores que las 127,400 toneladas exportadas en el mismo trimestre de 2003. Ambos aumentos resultaron de exportaciones adicionales de productos planos, las cuales crecieron 8% y 28% comparadas al trimestre anterior y al mismo trimestre de 2003, respectivamente. Los precios de exportación en 2T04 calculados en dólares nominales aumentaron 30% y 38% contra el trimestre anterior y el mismo trimestre de 2003, respectivamente, siguiendo la tendencia de los precios internacionales. Con el impulso de mayores precios y un volumen sólido, Hylsamex generó ingresos de exportación de US$131 millones en 2T04, reflejando un aumento de 43% contra los ingresos de US$92 millones del trimestre previo y un incremento de 72% en relación a los ingresos de US$76 millones logrados en el mismo trimestre de 2003. Hylsamex exportó una mezcla de producto más rica, que consistió en mayores productos planos y que también aumentó el precio de exportación promedio por tonelada. La Compañía sigue apreciando una demanda robusta de acero a nivel mundial.

Durante el período enero-junio 2004, Hylsamex ha vendido 1,574,500 toneladas, volumen 10% superior a los embarques de 1,429,200 toneladas registrados en los primeros seis meses de 2003. Las ventas domésticas crecieron 13%, a un nivel de 1,250,800 toneladas, mientras que las ventas de exportación fueron casi idénticas con 323,700 toneladas en 2004 y 323,500 toneladas en 2003. La reactivación del crecimiento económico en las regiones más importantes del mundo, así como en México, ha permitido registrar mayor volumen de ventas en 2004.

Ingreso

Los ingresos de Hylsamex aumentaron notablemente en 2T04 como resultado del crecimiento en los precios internacionales del acero y un sólido volumen de ventas. La Compañía generó ingresos por US$589 millones (Ps.6,688 millones) en 2T04, 30% por encima de los US$461 millones (Ps.5,147 millones) obtenidos en el trimestre anterior y 66% mayores que los US$369 millones (Ps.4,022 millones) alcanzados en el mismo trimestre de 2003.

La principal razón detrás del crecimiento sustancial en los ingresos fue la serie de aumentos de precio implementada por la administración en todas las líneas de productos, alineando así los precios de Hylsamex con los precios que prevalecen en los mercados internacionales. Los precios también reflejan el mayor costo de ciertos insumos como la chatarra. Los aumentos de precio fueron aplicados a las ventas spot, que representan aproximadamente 87% del volumen de ventas total de Hylsamex. Durante 2T04, el precio promedio de Hylsamex también se benefició de la consolidación de los aumentos de precio anunciados en el trimestre anterior. Adicionalmente, la mezcla de productos de valor agregado ha ayudado a Hylsamex a mejorar el precio promedio de la Compañía.

Como resultado de los aumentos de precio en 2T04 y la consolidación de los aumentos anunciados en 1T04, el ingreso por tonelada medido en dólares aumentó considerablemente a US$748/tonelada en 2T04, que consiste de un precio

promedio de acero de US$710/tonelada y de un US$38/tonelada de contribución de otros ingresos relacionados con el acero. El precio promedio de acero para 2T04 creció US$159 o 29% comparado con el nivel de US$551/tonelada registrado el trimestre anterior y aumentó US$235 o 49% en relación al nivel de US$475/tonelada alcanzado en el mismo trimestre de 2003. Los otros ingresos relacionados con el acero aumentaron US$4/tonelada cuando son evaluados contra el US$34/tonelada reportado en el trimestre anterior, pero disminuyeron US$10/tonelada en relación al US$48/tonelada del mismo trimestre de 2003.

Previsiblemente, los ingresos expresados en Pesos también aumentaron significativamente contra ambos períodos. Comparado con el trimestre anterior, la Compañía obtuvo un 30% de crecimiento en ingresos en Pesos. El aumento se explica totalmente por el incremento de 30% en el ingreso promedio por tonelada expresado en Pesos (Ps.8,501 en 2T04 vs. Ps.6,533 en 1T04). El aumento en el ingreso por tonelada se produjo por la consolidación de los aumentos de precio anunciados en el primer trimestre de 2004, y también por los incrementos de precios del 2T04, conforme Hylsamex fue aplicando gradualmente los nuevos niveles de precio. En relación con el mismo trimestre de 2003, los ingresos aumentaron 66% expresados en Pesos. Este incremento importante está compuesto de un alza de 49% en el ingreso promedio por tonelada expresado en Pesos (Ps.8,501 en 2T04 vs. Ps.5,694 en 2T03) y el crecimiento en volumen de ventas de 11%.

Hasta ahora, en sólo seis meses de operaciones en 2004, Hylsamex ha rebasado la marca de US$1 mil millones en ingresos. La Compañía ha generado US$1,050 millones (Ps.11,835 millones) de ingresos en los primeros seis meses de 2004, un incremento notable de 45% en relación a los ingresos de US$724 millones (Ps.8,056 millones) obtenidos en el período comparable de 2003. El ingreso promedio por tonelada durante los primeros seis meses de 2004 alcanzó US$667/tonelada, un aumento de 32% comparado con el ingreso promedio por tonelada de US$506/tonelada logrado en el período comparable de 2003.

Costo de Ventas

Durante 2T04, Hylsamex continuó operando a altos niveles de utilización para hacer frente a una fuerte demanda. Con un ambiente de costos de insumos similar al observado en el primer trimestre de 2004, la Compañía mantuvo la producción de fierro esponja cerca de la capacidad máxima y continuó beneficiándose de la renovada competitividad del fierro esponja en comparación a la chatarra. Consecuentemente, y en contraste con productores de acero que están menos integrados en sus procesos productivos, la integración vertical de Hylsamex y la flexibilidad de su carga metálica le permitieron registrar solamente aumentos moderados en el costo de ventas total y en el costo por tonelada, a pesar de los altos precios del gas natural, que no obstante, se han mantenido relativamente estables.

Como una señal de una demanda que permanece robusta, el Molino #1 de la División de Aceros Planos (la planta principal de productos planos utilizada antes de la modernización de mediados de los 1990s) continúa operando a un ritmo para producir 35,000 toneladas mensuales, similar al ritmo observado en el trimestre anterior. La producción en el Molino #1 es totalmente en una base de costo variable (v.g. no se incide en costos fijos) y se arranca y se detiene fácilmente cuando se requiere.

La Compañía enfrentó mayores costos de energéticos en 2T04, particularmente de gas natural, debido a que los altos precios del petróleo no permitieron que

los precios del gas natural cayeran en la primavera y el verano, meses durante los cuales habitualmente bajan los precios del gas natural por la menor demanda y la respectiva acumulación de inventarios. En relación al precio de la chatarra, mientras que ha retrocedido de sus máximos históricos de US$250/tonelada alcanzados a fines de marzo, el precio de la chatarra se estabilizó en US$160/tonelada durante la mayoría del 2T04 y rebotó a US$222/tonelada al 23 de julio . A pesar de un mayor precio del gas natural y una disminución en el costo de la chatarra, la competitividad de Hylsamex basada en el fierro esponja persistió y la producción de fierro esponja continuó. En 2T04, Hylsamex utilizó 30% más fierro esponja que en el mismo trimestre de 2003.

El costo de ventas para 2T04 alcanzó US$368 millones (Ps.4,185 millones), 5% superior a los US$352 millones (Ps.3,926 millones) registrados en el trimestre anterior y 12% por encima de los US$328 millones (Ps.3,581 millones) del mismo periodo de 2003. Mientras que el aumento en el costo de ventas versus el trimestre anterior se debió a alzas en el costo de energía y mayores precios de la chatarra, el incremento contra el mismo trimestre de 2003 resultó de un mayor costo de energía, precios más altos de chatarra, así como mayores niveles de embarques.

El costo por tonelada para 2T04 llegó a US$468/tonelada, US$22/tonelada o 5% mayor que el US$446/tonelada alcanzado en el trimestre anterior y US$3/tonelada o 1% superior al US$465/tonelada registrado en el mismo trimestre de 2003. El aumento de US$22/tonelada en el costo por tonelada contra el trimestre anterior fue compuesto de un incremento de $19/tonelada en el costo variable y un alza de $3/tonelada en el costo fijo. Un mayor costo de energéticos e incrementos en el precio de la chatarra explican el aumento en el costo variable. Con respecto al incremento de US$3/tonelada en el costo por tonelada versus el mismo trimestre de 2003, se explica por un aumento de US$21/tonelada en el costo variable, casi totalmente compensado con una reducción de US$18/tonelada en el costo fijo. El aumento en el costo variable fue causado por mayores costos de energéticos y de la chatarra, mientras que un mayor nivel de embarques permitió un mejor prorrateo de costos fijos que produjo una disminución en el costo fijo por tonelada. En seguida se presenta una explicación del comportamiento durante el trimestre de los elementos importantes del costo de ventas:

Energéticos: El costo efectivo de gas natural para Hylsamex durante 2T04 alcanzó US$5.66/MMBtu (que corresponde a un precio de referencia de US$5.78/MMBtu en el sur de Texas), cifra que es 10% mayor que el US$5.15/MMBtu registrado en el trimestre anterior y 13% superior al US$5.03/MMBtu observado en el mismo trimestre de 2003. Durante 2T04, la Compañía recibió un descuento de US$0.375/MMBtu en su costo de gas natural, por 200 contratos mensuales, como resultado de la monetización del techo de US$5.00/MMBtu llevada a cabo en 4T03. La Compañía continuamente está monitoreando y estudiando el mercado de gas natural para administrar su exposición a este insumo. A la fecha de este reporte, el programa de cobertura de gas natural comprende las siguientes posiciones:

* 2004: 63% de las necesidades de noviembre y diciembre cubiertas con un túnel sin costo entre US$4.1225-5.00/MMBtu contra el precio del Sur de Texas; la Compañía mantiene el piso del túnel en US$4.1225/MMBtu para el 63% de las necesidades de julio a octubre.

* 2005: 32% de los requerimientos anuales cubiertos con un swap a US$4.58/MMBtu, con un techo en US$7.00/MMBtu, contra el precio de NYMEX, que

en 2003 fue US$0.25/MMBtu mayor que el precio del Sur de Texas (precio de referencia en México), en promedio.

Valuación de las coberturas de gas natural : al 26 de julio de 2004 el valor estimado de las posiciones de cobertura de gas natural de Hylsamex asciende a US$21 millones (que representa una cantidad positiva).

El costo de la electricidad para 2T04 fue de US¢4.16/Kwh, 5% más alto que el US¢3.96/Kwh registrado en el trimestre anterior y 3% menor que el US¢4.30/Kwh observado en el mismo trimestre de 2003. La variación versus el trimestre anterior fue causada por las alzas en los precios internacionales de los hidrocarburos.

Carga Metálica: El costo ponderado de la carga metálica aumentó US$22/tonelada o 13% con respecto al trimestre anterior y también fue US$37/tonelada o 24% superior al obtenido en el mismo trimestre de 2003. En ambas variaciones, el incremento en el costo de la carga metálica fue principalmente causado por el mayor costo de la chatarra, mientras que el costo del fierro esponja permaneció notablemente estable.

El costo del fierro esponja aumentó US$8/tonelada o 5% en 2T04 contra el trimestre anterior, pero disminuyó US$1/tonelada o 1% versus el mismo trimestre de 2003. La baja volatilidad se debe a la estabilidad relativa en el costo del gas natural para Hylsamex, que ha permanecido alrededor de US$5.00/MMBtu desde 2003, en parte como resultado de la estrategia de cobertura de la Compañía. Desde fines de 2003, el fierro esponja ha recuperado su competitividad comparado con la chatarra, debido a la tendencia alcista en el precio de ésta última. Por consiguiente, la posición competitiva de Hylsamex ha sido realzada en comparación a productores de acero que están menos integrados en sus procesos productivos.

El costo para Hylsamex de su mezcla de chatarra doméstica incrementó substancialmente US$45/tonelada o 26% contra el trimestre anterior, y también registró un alza de US$77/tonelada o 55% comparado con el mismo trimestre de 2003. Las variaciones obedecen a la tendencia alcista en el precio de la chatarra en E.U.

El costo para Hylsamex de su mezcla de chatarra importada retrocedió ligeramente después del aumento importante observado en el trimestre anterior: el costo disminuyó US$9/tonelada o 4% versus el trimestre anterior debido a una mayor oferta de chatarra en el mercado, después de un incremento pronunciado en los precios de la chatarra en E.U. causado por una fuerte demanda de los consumidores, incluyendo demanda asiática por este insumo. En la comparación contra el mismo trimestre de 2003, el costo de la chatarra importada creció considerablemente en US$81/tonelada o 50%, de nuevo, derivado de las tendencias recientes en los precios de la chatarra en E.U. El aumento en los precios de la chatarra no debe ser visto aisladamente, porque son un reflejo de lo apretado que están los mercados internacionales del acero.

El costo de ventas para los primeros seis meses de 2004 ascendió a US$720 millones (Ps.8,111 millones), lo que significa un aumento de 14% del nivel de costos de US$637 millones (Ps.7,084 millones) registrado en el mismo período de 2003. El aumento de 15% en el costo de ventas refleja el 10% de incremento en embarques y un mayor costo variable. El costo por tonelada permaneció relativamente estable, al aumentar solamente US$12/tonelada o 3%, de US$445/tonelada en los primeros seis meses de 2003 a US$457/tonelada en el mismo período de 2004. En esta comparación, el costo variable subió

US$23/tonelada como resultado de mayores costos de la chatarra y el gas natural, que fueron parcialmente compensados por una reducción de US$11/tonelada en costos fijos causada por los mayores embarques en 2004.

Gastos de Operación

Los gastos de operación para 2T04 alcanzaron US$29 millones (Ps.328 millones), 5% menores que los US$30 millones (Ps.339 millones) registrados en el trimestre anterior y 4% mayores que los US$28 millones (Ps.302 millones) reportados en el mismo trimestre de 2003. La estabilidad de los gastos de operación refleja el control estricto ejercido por la administración en esta área, donde la mayoría de los costos son fijos. La escasa variación en el nivel absoluto de gastos de operación, en conjunto con el aumento en ingresos, produjo una caída considerable en la razón de gastos de operación a ventas, que disminuyó a 4.9% en 2T04, menor que el 6.6% y el 7.5% observados en el trimestre anterior y el mismo trimestre de 2003, respectivamente. En una base por tonelada, los gastos de operación alcanzaron US$37/tonelada, registrando pequeñas reducciones de US$2/tonelada en las comparaciones contra el trimestre anterior y el mismo trimestre de 2003, respectivamente.
Para los seis meses terminados en junio de 2004, los gastos de operación totalizaron US$59 millones (Ps.668 millones), 8% superiores a los US$55 millones (Ps.610 millones) registrados en los primeros seis meses de 2003. En los primeros seis meses de 2004, la razón de gastos de operación a ventas disminuyó a 5.6% en comparación al 7.6% registrado en el mismo período de 2003.

Utilidad de Operación y EBITDA

En lo que va de 2004, Hylsamex ha logrado generar una utilidad de operación y EBITDA récords para un trimestre y para un período de seis meses. La utilidad de operación para 2T04 totalizó US$191 millones (Ps.2,175 millones), US$112 millones mayor que los US$79 millones (Ps.881 millones) obtenidos en el trimestre anterior y US$178 millones superior a los US$13 millones (Ps.139 millones) logrados en el mismo trimestre de 2003. El margen operativo de Hylsamex para 2T04 alcanzó 33%, considerablemente por encima de los márgenes operativos de 17% y 3% registrados en el trimestre anterior y el mismo trimestre de 2003, respectivamente.

Solamente en 2T04, Hylsamex generó más EBITDA que en todo el año de 2003. En 2T04, la Compañía generó EBITDA de US$222 millones (Ps.2,521 millones), que es más de dos veces los US$110 millones (Ps.1,227 millones) obtenidos en el trimestre anterior y es casi cinco veces los US$45 millones (Ps.487 millones) conseguidos en el mismo trimestre de 2003. El margen de EBITDA de Hylsamex alcanzó 38% durante 2T04, significativamente por encima de los márgenes de EBITDA de 24% y 12% del trimestre previo y el mismo trimestre de 2003, respectivamente. En una base por tonelada, el EBITDA alcanzó US$282/tonelada, que representa más del doble del US$140/tonelada obtenido en el trimestre anterior y más de cuatro veces el US$63/tonelada logrado en el mismo trimestre de 2003.

Comparado al trimestre anterior, el impulso adicional en rentabilidad se explica fundamentalmente por los aumentos de precio que fueron exitosamente implementados en 2T04 por la administración en todas las líneas de productos, así como la consolidación durante 2T04 de los aumentos de precio anunciados en el trimestre anterior. En la comparación contra el mismo trimestre de 2003,

Hylsamex se benefició tanto de los mayores precios como de su posición privilegiada como un minimill eficiente y verticalmente integrado, que le permitió ampliar sus márgenes de utilidad más que otros productores de acero porque los costos unitarios de producción de la Compañía aumentaron sólo marginalmente. En menor grado, los mayores embarques permitieron un mejor prorrateo de costos fijos que adicionalmente incrementó la rentabilidad.

La utilidad de operación acumulada durante los primeros seis meses de 2004 totalizó US$271 millones (Ps.3,056 millones), más de ocho veces la utilidad de operación obtenida en el mismo período de 2003, que fue de US$32 millones (Ps.362 millones). El EBITDA también aumentó notablemente, ya que Hylsamex ha generado US$332 millones (Ps.3,749 millones) en la primera mitad de 2004, más de tres veces el EBITDA de US$95 millones (Ps.1,059 millones) acumulado en el mismo período de 2003.

Resultado Integral de Financiamiento (RIF)

Hylsamex registró en 2T04 una ganancia financiera neta de US$43 millones (Ps.513 millones), que se compara con la ganancia financiera neta de US$1 millón (Ps.18 millones) y el costo financiero neto de US$1 millón (Ps.10 millones), reportados en el trimestre anterior y el mismo trimestre de 2003, respectivamente. Las variaciones en el RIF observadas en los períodos de comparación tienen que ver principalmente con las fluctuaciones significativas en la paridad Peso-dólar y su efecto sobre la deuda que casi en su totalidad está contratada en la divisa estadounidense. Durante 2T04, la Compañía también experimentó una pequeña reducción en sus gastos financieros netos comparado al trimestre anterior, como resultado de menores intereses devengados por la reducción de US$95 millones de la deuda neta en el trimestre y un ligero aumento en productos financieros por mayores saldos promedio de efectivo.

En la primera mitad de 2004, la Compañía registró un costo financiero neto de US$41 millones (Ps.495 millones), 18% menor que el costo financiero neto de US$50 millones (Ps.561 millones) reportado para el mismo período de 2003. La mayor parte de la reducción obedece a mayores ganancias monetarias en 2004 causadas por un pequeño repunte en la inflación doméstica durante el primer trimestre, y en menor grado, a disminuciones en gastos financieros y pérdidas cambiarias.

Resultado Neto Consolidado

Durante 2T04, la Compañía registró una utilidad neta consolidada de US$124 millones (Ps.1,410 millones), que refleja aumentos sustanciales comparado a la utilidad neta de US$63 millones (Ps.702 millones) y US$44 millones (Ps.478 millones) reportada en el trimestre anterior y el mismo trimestre de 2003, respectivamente. En ambas variaciones, el resultado neto mejoró principalmente a causa del repunte marcado en rentabilidad operativa y mayor utilidad por método de participación en Sidor, a pesar del reconocimiento de pérdidas cambiarias en lugar de ganancias y un mayor reconocimiento de impuestos diferidos.

Hylsamex ha generado una utilidad neta consolidada de US$187 millones (Ps.2,112 millones) durante los primeros seis meses de 2004, que se compara favorablemente con la utilidad neta de US$9 millones (Ps.82 millones) reportada para el mismo período de 2003. La variación tan significativa se debe principalmente al repunte positivo en la rentabilidad operativa de la

Compañía de 2003 a 2004.

Integración de la Utilidad (Pérdidad) Neta
Millones de Pesos Constantes a Junio 30, 2004

	2T04	6M04
Utilidad de Operación	2,174.9	3,055.9
Costo Integral de Financiamiento	(513.1)	(494.7)
Otros ingresos (gastos), neto	(12.4)	(39.0)
Impuestos, Causados y Diferidos	(481.5)	(700.2)
Participación en resultados de asociadas	241.9	289.6
Utilidad Neta Consolidada en 2T04	1,409.8	
Utilidad Neta Consolidada en 6M04		2,111.6

Deuda Neta y Otros Rubros

Variación de la Deuda Neta en 2T04

Deuda Neta de Caja: La deuda neta de Hylsamex al 30 de junio de 2004 alcanzó US$867 millones, US$95 millones o 10% menor que el saldo de US$962 millones que se tenía el 31 de marzo de 2004. La reducción de deuda neta contra el trimestre anterior se obtuvo mediante los prepagos de deuda bancaria realizados por la Compañía por US$85 millones, un aumento de US$5 millones durante el trimestre en las reservas de efectivo, que alcanzaron US$140 millones al 30 de junio de 2004, y amortizaciones menores de deuda.

Impuestos Pagados: Los impuestos pagados durante 2T04 ascendieron a US$6 millones, menores que los US$10 millones erogados en el trimestre anterior y los US$7 millones pagados en el mismo trimestre de 2003. Al 30 de junio de 2004, la Compañía mantiene US$302 millones y US$153 millones en pérdidas fiscales pendientes de amortizar y créditos de impuesto al activo, respectivamente. Las pérdidas fiscales pendientes de amortizar pueden utilizarse para reducir utilidades fiscales futuras y en consecuencia, disminuir el impuesto sobre la renta causado. Adicionalmente, si el impuesto sobre la renta causado es mayor que el impuesto al activo, los créditos de impuesto al activo se pueden utilizar para reducir los pagos de impuesto sobre la renta al nivel del impuesto al activo.

Capital de Trabajo Neto (CTN): Durante 2T04, el CTN representó un uso de efectivo significativo de US$93 millones. Conforme el valor monetario de los embarques de acero y materias primas aumentó durante el trimestre, la Compañía invirtió CTN principalmente en inventarios, con un énfasis en Galvak que compró acero de terceros a precios más altos. En menor grado, se destinaron recursos también a cuentas por cobrar. Sin embargo, la Compañía mostró una administración eficiente del capital de trabajo como demuestra la tendencia favorable de las razones de actividad operativa: el CTN en días bajó a 34 días, de 35 y 51 días en el trimestre anterior y el mismo trimestre de 2003, respectivamente.

Inversiones en Activo Fijo: Las inversiones en activo fijo sumaron US$13 millones en 2T04, un monto similar al invertido en el trimestre anterior, pero US$4 millones menor que las inversiones del mismo trimestre de 2003. De la cifra para 2T04, US$5 millones fueron desembolsados en Galvak, erogaciones que corresponden a avances relacionados con su programa de inversiones. El resto corresponde a US$2 millones erogado en el descapote de mineral y a US$6 millones que se desembolsó en inversiones normales. La estrategia de

crecimiento de Hylsamex continúa enfocada en Galvak, mientras que en Hylsa, la Compañía destina recursos solamente en inversiones normales y en la preparación de minas.

Variación de la Deuda
Millones de US$

Deuda neta al 31 de marzo de 2004	962.2
Generación de efectivo	-222.0
Inversión en capital de trabajo operativo	92.9
Otras partidas (1)	-6.3
Intereses acumulados	18.5
Impuestos	6.3
Inversión en activo fijo	12.6
Intereses PIK acumulados	2.8
= Deuda neta al 30 de junio de 2004	867.0

(1) Principalmente pasivo laboral.

Variación de la Deuda Neta en 6M04

Deuda Neta de Caja: La deuda neta de Hylsamex al 30 de junio de 2004 disminuyó a US$867 millones, US$147 millones o 14% menor que el saldo de US$1,014 millones que se tenía el 31 de diciembre de 2003. Esta reducción significativa de deuda neta en los primeros seis meses de 2004 se obtuvo a través de US$85 millones en prepagos de deuda bancaria realizados por la Compañía, un aumento considerable en el flujo libre de efectivo que impulsó las reservas de efectivo en US$55 millones desde fines de 2003 a un saldo de US$140 millones al 30 de junio de 2004, y amortizaciones menores de deuda.

Impuestos Pagados: Los impuestos pagados durante los primeros seis meses de 2004 ascendieron a US$17 millones, ligeramente menores que los US$19 millones erogados en el mismo período de 2003.

Capital de Trabajo Neto (CTN): En la primera mitad de 2004, el CTN representó un uso de efectivo significativo de US$108 millones. El CTN en días disminuyó a 35 días, de 49 días en los primeros seis meses de 2003. La inversión considerable en CTN durante este período se debe básicamente a las mismas razones mencionadas en la variación del 2T04.

Inversiones en Activo Fijo: Las inversiones en activo fijo sumaron US$26 millones en los primeros seis meses de 2004, US$1 millón menores que las inversiones realizadas en el período comparable de 2003. De la cifra para la primera mitad de 2004, US$10 millones fueron desembolsados en Galvak. El resto corresponde principalmente a US$5 millones erogados en el descapote de mineral y US$11 millones que se desembolsó en inversiones normales.

Variación de la Deuda
Millones de US$

Deuda neta al 31 de diciembre de 2003	1,014.3
Generación de efectivo	-332.1
Inversión en capital de trabajo operativo	108.1
Otras partidas (1)	-8.8
Intereses acumulados	36.0
Impuestos	16.7

Inversión en activo fijo	25.7
Intereses PIK acumulados	7.1
= Deuda neta al 30 de junio de 2004	867.0

(1) Principalmente pasivo laboral.

Liquidez y Reservas de Efectivo

Hylsamex registró un incremento adicional en su liquidez durante 2T04. Un mayor flujo de operación mantuvo las reservas de efectivo en niveles altos, aún y cuando se utilizaron montos significativos para realizar US$85 millones en prepagos de deuda bancaria de Hylsa. Las reservas de efectivo alcanzaron US$140 millones al 30 de junio de 2004, un ligero aumento de US$5 millones comparado al saldo de US$135 millones al 31 de marzo de 2004 y un incremento sustancial contra el saldo de US$85 millones a fines de 2003. En los próximos 12 meses, Hylsamex enfrenta US$66 millones de vencimientos de deuda a largo plazo (US$31 millones corresponden a Hylsa mientras que US$35 millones pertenecen a Galvak).

Finalmente, durante 2T04, la Compañía obtuvo la extensión por un año de la línea de crédito revolvente de US$40 millones de Hylsa, cuyo propósito es apoyar en los requerimientos de capital de trabajo. Esta línea no ha sido utilizada desde octubre de 2003 y tiene como nueva fecha de vencimiento el 31 de julio de 2005.

Razones Financieras Clave

La fuerte generación de EBITDA y la marcada reducción en la deuda neta alcanzada durante 2T04 permitieron una mejora considerable en las razones financieras de Hylsamex. La Compañía disminuyó la razón de Deuda Neta a EBITDA U12M a 2.0x a fines del 2T04, de 3.9x y 5.1x registrados en el trimestre anterior y el período comparable de 2003, respectivamente. La cobertura de intereses (EBITDA U12M a gastos financieros netos U12M) mejoró de manera similar a 4.5x, comparada con 2.5x en el trimestre previo y 2.3x en el mismo trimestre de 2003. Considerando los recursos netos de US$137 millones de la emisión de capital, la deuda neta al 30 de junio de 2004 disminuye a US$730 millones y por consiguiente, la razón de Deuda Neta a EBITDA U12M se reduce a 1.7x.

Valuación de los derivados de tasa de interés : Al 26 de julio de 2004, el valor estimado de las posiciones en derivados de tasa de interés de Hylsamex es de US$3.5 millones (que representa una cantidad positiva). La totalidad de los derivados de tasa de interés de Hylsamex son techos sobre la tasa Libor.

Participación en Resultados de Compañías Asociadas (Sidor)

La participación minoritaria de Hylsamex en Amazonia generó una utilidad de US$21 millones (Ps.242 millones) en 2T04, que se compara con las utilidades de US$4 millones (Ps.48 millones) y US$36 millones (Ps.388 millones) registradas en el trimestre previo y el período comparable de 2003. Sidor logró una buena rentabilidad operativa como consecuencia de los fundamentales favorables en el mercado global del acero, la posición de la Compañía como uno de los productores de acero de más bajo costo en el mundo, y su posición geográfica privilegiada que le permite suministrar eficientemente acero a los mercados doméstico y de exportación.

Otros Eventos Relevantes

HYLSAMEX Coloca Exitosamente Oferta Primaria de Acciones L

El 15 de julio 15 de 2004, Hylsamex, S.A. de C.V. ("Hylsamex" o "la Compañía") anunció la exitosa colocación de 61 millones de acciones Serie L en una emisión de capital realizada simultáneamente en los mercados de capital locales e internacionales. Adicionalmente, la Compañía otorgó a los intermediarios colocadores la opción de comprar 9 millones de acciones Serie L adicionales durante un período de 30 días para cubrir la sobreasignación, opción que fue ejercida. Esta colocación, combinada con aproximadamente 31 millones de acciones Serie L que corresponden a una oferta de derechos de suscripción que ya fueron ejercidos, llevaron el total de acciones Serie L emitidas a 101 millones. La Compañía obtuvo recursos netos producto de esta emisión de US$137 millones aproximadamente.

El precio de la oferta accionaria se fijó en Ps.16.00 por acción L, mismo que también aplica a los derechos de suscripción. Las nuevas acciones L comenzaron a cotizar el 15 de julio de 2004 utilizando la clave de pizarra "HylsamxL" y operan exclusivamente en la Bolsa Mexicana de Valores.

En el tramo local de la oferta, Acciones y Valores actuó como líder colocador, mientras que Casa de Bolsa Banorte y Casa de Bolsa BBVA Bancomer operaron como co-líderes. Los líderes del tramo internacional de la transacción fueron JP Morgan y Credit Suisse First Boston, junto con Morgan Stanley como co-líder.

La totalidad de los recursos netos de la transacción fueron utilizados para el prepago parcial de deuda bancaria a nivel de la empresa tenedora (Hylsamex, S.A. de C.V.), denominada como "Facility B". Este prepago supera al mínimo de US$100 millones requerido para cancelar la garantía de las acciones B otorgadas como colateral y de esta manera, cancelar los Hylsamex CPOs, liberando las acciones B representadas por los CPOs. La Compañía informará oportunamente a los tenedores de los CPOs y a los accionistas en general, acerca del procedimiento de intercambio.
Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 30 DE JUNIO DE 2004 COMPARATIVOS CON 2003

Millones de pesos de poder adquisitivo del 30 de junio de 2004
(excepto que se indique otra denominación)

1. ACTIVIDADES DE LAS COMPAÑIAS

Hylsamex, S. A. de C. V. (HYLSAMEX), subsidiaria de Alfa, S. A. de C. V. (ALFA), es una de las empresas productoras de acero más grandes de México y líder en su mercado.

HYLSAMEX desarrolla sus actividades por si misma y a través de empresas subsidiarias, de las que es propietaria de la mayoría de las acciones comunes representativas de sus capitales sociales, y de una empresa asociada, en la que tiene influencia significativa en su administración, pero sin llegar a tener control.

El 25 de noviembre de 2003 el Consejo de Administración de ALFA aprobó realizar una reestructuración corporativa relevante consistente en la desinversión en HYLSAMEX la cual se llevará a cabo a través de dos reducciones sucesivas e independientes del capital social y contable de ALFA mediante la entrega a sus accionistas de la totalidad de las acciones de HYLSAMEX propiedad de aquella, la primera en 2004 y la segunda durante el primer trimestre de 2005. La decisión anterior fue ratificada por los accionistas de ALFA en asamblea general extraordinaria celebrada el 4 de febrero de 2004. La desinversión antes mencionada no tiene efecto alguno en los estados financieros consolidados de HYLSAMEX, quien dejará de ser subsidiaria de ALFA a partir de la fecha en que se concluya la desinversión de referencia.

Las acciones de HYLSAMEX propiedad de ALFA se encuentran otorgadas en garantía desde julio de 2002 a través de un Contrato de Caución Bursátil celebrado con un grupo de bancos acreedores de HYLSAMEX para facilitar la reestructuración de los créditos a cargo de HYLSAMEX. ALFA e HYLSAMEX han obtenido la autorización de los bancos acreedores a efecto de consumar la transacción bajo el esquema mencionado en el párrafo anterior.

Al 30 de junio las principales subsidiarias y asociada son:

	% de tenencia (a)	
	2004	2003
Hylsa, S. A. de C. V. (HYLSA) y subsidiarias:	100	100
Hylsa Puebla, S. A. de C. V.	100	100
Hylsa Norte, S. A. de C. V.	100	100
Consorcio Minero Benito Juárez		
Peña Colorada, S. A. de C. V. (Peña Colorada) (b)	51	51
Peña Servicios, S. A. de C. V.	100	100
Las Encinas, S. A. de C. V.	100	100
Comercializadora Las Encinas, S. A. de C. V.	100	100
Aceros Prosima, S. A. de C. V.	100	100
Prosima Servicios, S. A. de C. V. (c)	100	
Materiales y Aceros Masa, S. A. de C. V.	100	100
Técnica Industrial, S. A. de C. V.	100	100
Química Técnica Avanzada, S. A. de C. V. (d)	100	
Transamerica E. & I., Corp.	100	100

Ferropak Servicios, S. A. de C. V.	100	100
Ferropak Comercial, S. A. de C. V.	100	100
Galvak, S. A. de C. V. (GALVAK) y subsidiarias:	100	100
Galvak Servicios S. A. de C. V.	100	
Metal Building Solutions, S. A. de C. V. (e)	100	
Galvacer America, Inc.	100	100
Galvacer Chile, S. A.	100	100
Galvacer Costa Rica, S. A.	100	100
Galvacer Servicios, S.A. de C.V.	100	
Acerex, S. A. de C. V.	51	51
Acerex Servicios, S. A. de C. V.	100	100
Ferropción, S. A.de C.V.(antes Galvanet, S.A.de C.V.)	100	100
Hylsa Latin, LLC. (Hylsa Latin) y asociadas:	100	100
Consorcio Siderurgia Amazonia, Ltd. (Amazonia)	37	37
Siderúrgica del Orinoco, C. A. (Sidor)	60	60
Express Anáhuac Operadora, S. A. de C. V.	100	100
Express Anáhuac, S. A. de C. V. (EXXAN) (f)	100	
Express Anáhuac Inmobiliaria, S. A. de C. V.	100	100
Express Anáhuac Servicios, S.A.de C.V.(EXXAN Servicios)	100	100
Express Anáhuac, S. A. de C. V.	100	

(a) % de tenencia que HYLSAMEX tiene en las sub-controladoras y % de tenencia que éstas tienen en sus subsidiarias y asociada.

(b) En febrero de 2003 los accionistas de Peña Colorada aprobaron la escisión de la misma. A la fecha de emisión de estos estados financieros está pendiente la formalización de los acuerdos a través del acta correspondiente.

(c) En noviembre de 2003 se constituyeron Prosima Servicios, S. A. de C. V. y Galvak Servicios, S. A. de C. V., cuya principal actividad es proporcionar servicios administrativos a partes relacionadas.

(d) En julio de 2003 se constituyó Química Técnica Avanzada, S. A. de C. V., cuya principal actividad es la transformación de energéticos en estado gaseoso a estado líquido, para su venta a partes relacionadas.

(e) En noviembre de 2003 se constituyó Metal Building Solutions, S. A. de C. V., cuya principal actividad es proporcionar servicios relacionados en el ramo de la construcción.

(f) A partir de diciembre de 2003, EXXAN Servicios posee la mayoría de las acciones representativas del capital social de EXXAN.

2. BASES PARA LA PREPARACION DE LOS ESTADOS FINANCIEROS

Los estados financieros consolidados incluyen los de HYLSAMEX y los de todas sus subsidiarias.

Los estados financieros que se acompañan fueron preparados de acuerdo con principios de contabilidad generalmente aceptados, aplicando en forma integral las disposiciones normativas relativas al reconocimiento de los efectos de la

inflación en la información financiera. Consecuentemente todos los estados financieros, incluyendo los de ejercicios anteriores que se presentan para fines comparativos, se expresan en pesos constantes de poder adquisitivo del 30 de junio de 2004.

La preparación de la información financiera de acuerdo con principios de contabilidad generalmente aceptados, requiere que la administración haga estimaciones y considere supuestos que afectan las cifras del estado de situación financiera y los montos incluidos en el estado de resultados del período; los resultados reales pueden diferir de las estimaciones consideradas.

Los índices (Indice Nacional de Precios al Consumidor - INPC) más importantes utilizados para reconocer los efectos de la inflación general en la información financiera fueron: 108.715, 104.196 y 99.8997 al 30 de junio de 2004, 2003 y 2002, respectivamente (segunda quincena de junio 2002 = 100).

A continuación se resumen las políticas de contabilidad más importantes:

a. Efectivo y equivalentes de efectivo

La compañía clasifica como equivalentes de efectivo todos aquellos valores que puedan ser fácilmente realizables en un período de tres meses o menos. La compañía invierte sus excedentes de efectivo en los principales bancos nacionales e internacionales.

b. Inventarios y costo de ventas

Los inventarios se expresan a su costo estimado de reposición, principalmente con base en los últimos precios de compra y costos de producción del ejercicio, sin que excedan a su valor de mercado.

El costo de ventas se determina con base en los costos estimados de reposición de las fechas en que se efectuaron las ventas.

c. Inversión en acciones de asociada

La inversión en la compañía asociada (véase inciso (g) en Nota 1) se registra por el método de participación, conforme al cual, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de la emisora posteriores a la fecha de compra.

d. Inmuebles, maquinaria, equipo y depreciación

Los inmuebles, maquinaria y equipo y su correspondiente depreciación acumulada se expresan a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, cuyo valor se actualiza aplicando el índice de inflación general del país de origen a los montos correspondientes en moneda extranjera y convirtiendo esos montos a pesos al tipo de cambio vigente a la fecha de cierre.

La depreciación se calcula por el método de línea recta con base en las vidas útiles de los activos estimadas por las empresas.

El resultado integral de financiamiento de pasivos contraídos para construcciones en proceso, se capitaliza como parte de estos activos hasta que inician su operación.

e. Cargos diferidos

Este rubro se expresa a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC e incluye principalmente gastos capitalizados de los yacimientos de mineral extraíble de las subsidiarias mineras, costos relativos al desarrollo e implantación de sistemas computacionales integrados y gastos por colocación de deuda, los cuales están sujetos a amortización.

f. Otro activo

Este concepto incluye un activo intangible derivado de las remuneraciones al retiro.

g. Reconocimiento de ingresos

Las compañías reconocen sus ingresos al entregar los productos a sus clientes y facturarlos. Los ingresos y las cuentas por cobrar se registran netos de estimaciones para devoluciones y cuentas de cobro dudoso, respectivamente.

h. Transacciones en divisas y diferencias cambiarias

Los activos y pasivos monetarios en divisas, principalmente dólares americanos (US$), se expresan en moneda nacional al tipo de cambio vigente a la fecha de cierre. Las diferencias cambiarias derivadas de las fluctuaciones en el tipo de cambio entre la fecha en que se concertaron las transacciones y la de su liquidación o valuación a la fecha del estado de situación financiera, se registran dentro del resultado integral de financiamiento.

i. Estimación de remuneraciones al retiro

Los planes de remuneraciones al retiro (jubilaciones, gastos médicos y primas de antigüedad), tanto formales como informales, se reconocen como costo en los años en que los trabajadores prestan los servicios correspondientes, de acuerdo con estudios actuariales elaborados por expertos independientes.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se registran en resultados en el año en que se vuelven exigibles.

j. Operaciones financieras derivadas

Los pasivos resultantes de operaciones financieras derivadas se expresan a su valor de mercado y/o de intercambio. Las diferencias entre el valor de mercado y/o de intercambio (fair value) y el costo de adquisición (incluyendo gastos de compra y primas o descuentos), así como las ganancias y pérdidas realizadas, se registran directamente en resultados.

k. Resultado integral de financiamiento

El resultado integral de financiamiento se determina agrupando en el estado de resultados: los gastos y productos financieros, las diferencias cambiarias y la ganancia o pérdida por posición monetaria.

La ganancia o pérdida por posición monetaria representa el efecto de la

inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año.

l. Impuestos sobre la renta y al activo y participación de los trabajadores en las utilidades

El impuesto sobre la renta y la participación de los trabajadores en las utilidades se registran por el método de activos y pasivos con enfoque integral. Bajo este método se reconoce un impuesto diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

m. Pérdida por acción

La pérdida por acción común se calcula sobre el promedio ponderado de acciones comunes en circulación durante el año. No existen efectos que deriven de acciones potencialmente dilutivas.

n. Pérdida integral

Las transacciones que se registran en las cuentas del capital ganado durante el ejercicio, diferentes a las realizadas entre accionistas, se muestran en el estado de variaciones en el capital contable, bajo el concepto de pérdida integral.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 HYLSA S.A. DE C.V.	FAB. DE PROD. DE ACERO	6,353,876,749	100.00	6,353,877	11,646,960
2 GALVAK S.A.DE C.V.	FAB. DE LAMINA GALVANIZADA	51,836,578	100.00	260,327	1,933,602
3 FERROPCION, S.A. DE C.V.	COME. PROD LAMINA GALV	4,900	100.00	49	49
4 EXAN INMOBILIARIA, S.A. DE C.V.	RENTA DE INMUEBLES	396,154	100.00	39,615	44,298
5 EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	520,230	100.00	52,023	51,327
6 EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEG. CON TIT. DE CREDITO	490	100.00	49	28
7 GALVACER COSTA RICA S.A.	COME. PROD LAMINA GALV	1	100.00	1	1
8 HYLSA LATIN LLC		12,831,079	0.00	108,373	815,655
9 ELIMINACIONES		1	0.00	0	(714,820)
10 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**6,814,314**	**13,777,100**
ASOCIADAS					
1 CONSORCIO SIDERURGIA AMAZONIA	FAB. DE PROD. DE ACERO	1	36.73	3,020,945	858,093
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**3,020,945**	**858,093**
OTRAS INVERSIONES PERMANENTES					**4,609**
TOTAL					**14,639,802**

OBSERVACIONES

DIARIO OFICIAL DE LA FEDERACION



Banco de México

Fecha: 28 de Julio del 2004

SEGUNDA SECCION
BANCO DE MEXICO
TIPO de cambio para solventar obligaciones denominadas en moneda extranjera pagaderas en la República Mexicana.
Al margen un logotipo, que dice: Banco de México.
TIPO DE CAMBIO PARA SOLVENTAR OBLIGACIONES DENOMINADAS EN MONEDA EXTRANJERA PAGADERAS EN LA REPUBLICA MEXICANA
Con fundamento en el artículo 35 de la Ley del Banco de México; en los artículos 8o. y 10o. del Reglamento Interior del Banco de México, y en los términos del numeral 1.2 de las Disposiciones Aplicables a la Determinación del Tipo de Cambio para Solventar Obligaciones Denominadas en Moneda Extranjera Pagaderas en la República Mexicana, publicadas en el Diario Oficial de la Federación el 22 de marzo de 1996, el Banco de México informa que el tipo de cambio citado obtenido el día de hoy conforme al procedimiento establecido en el numeral 1 de las Disposiciones mencionadas, fue de $11.5111 M.N. (ONCE PESOS CON CINCO MIL CIENTO ONCE DIEZMILESIMOS MONEDA NACIONAL) por un dólar de los EE.UU.A.
La equivalencia del peso mexicano con otras monedas extranjeras se calculará atendiendo a la cotización que rija para estas últimas contra el dólar de los EE.UU.A., en los mercados internacionales el día en que se haga el pago. Estas cotizaciones serán dadas a conocer, a solicitud de los interesados, por las instituciones de crédito del país.
Atentamente
México, D.F., a 27 de julio de 2004.- BANCO DE MEXICO: El Director de Operaciones, Javier Duclaud González de Castilla.- Rúbrica.- El Director de Disposiciones de Banca Central, Fernando Corvera Caraza.- Rúbrica.

TASA de interés interbancaria de equilibrio.
Al margen un logotipo, que dice: Banco de México.
TASA DE INTERES INTERBANCARIA DE EQUILIBRIO
Según resolución de Banco de México publicada en el Diario Oficial de la Federación del 23 de marzo de 1995, y de conformidad con lo establecido en el Anexo 1 de la Circular 2019/95, modificada mediante Circular-Telefax 4/97 del propio Banco del 9 de enero de 1997, dirigida a las instituciones de banca múltiple, se informa que la Tasa de Interés Interbancaria de Equilibrio a plazo de 28 días, obtenida el día de hoy, fue de 7.3900 por ciento.
La tasa de interés citada se calculó con base a las cotizaciones presentadas por: BBVA Bancomer, S.A., Banca Serfin S.A., Banco Nacional de México S.A., Banco Inbursa S.A., Banco Invex S.A., Banco J.P.Morgan S.A., ING Bank México S.A., ScotiaBank Inverlat, S.A. y Banco Mercantil Del Norte S.A.
México, D.F., a 27 de julio de 2004.- BANCO DE MEXICO: El Director de Operaciones, Javier Duclaud González de Castilla.- Rúbrica.- El Director de Disposiciones de Banca Central, Fernando Corvera Caraza.- Rúbrica.
TASAS de interés de instrumentos de captación bancaria en moneda nacional.
Al margen un logotipo, que dice: Banco de México.
TASAS DE INTERES DE INSTRUMENTOS DE CAPTACION BANCARIA EN MONEDA NACIONAL
. Para los efectos a que se refiere la publicación de este Banco de México en el Diario Oficial de la Federación de fecha 11 de abril de 1989, se informa que el promedio de las tasas de interés ofrecidas por las instituciones de banca múltiple a las personas físicas y a las personas morales en general, a la apertura del día 27 de julio de 2004, para DEPOSITOS A PLAZO FIJO a 60, 90 y 180 días es de 2.70, 3.20 y 3.31, respectivamente, y para PAGARES CON RENDIMIENTO LIQUIDABLE AL VENCIMIENTO a 28, 91 y 182 días es de 2.61, 3.18 y 3.11, respectivamente. Dichas tasas son brutas y se expresan en por ciento anual.

México, D.F., a 27 de julio de 2004.- BANCO DE MEXICO: El Director de Disposiciones de Banca Central, Fernando Corvera Caraza.- Rúbrica.- El Subgerente de Proyectos D, Andrés Escobedo Bonilla.- Rúbrica.
(R.- 198999)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos: Hasta 1 Año	Denominados en Pesos: Mas de 1 Año	Moneda Ext. con Inst. Nacionales (Miles de $) – Intervalo de Tiempo: Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Moneda Ext. Con Inst. Exteriores (Miles de $) – Intervalo de Tiempo: Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
CON GARANTIA																
ABN AMRO	20/07/2007	5.01	0	0	0	0	0	0	0	0	8,155	8,737	20,678	20,969	1,747	0
BANAMEX	31/03/2010	5.87	0	0	0	0	150,736	233,740	234,384	704,199	0	0	0	0	0	0
BANCOMEXT	20/07/2007	4.05	0	0	33,284	378,009	221,911	85,587	7,132	0	0	0	0	0	0	0
BANK OF AMERICA	20/07/2007	5.01	0	0	0	0	0	0	0	0	8,446	9,049	21,416	21,718	1,810	0
BANK OF MONTREAL	31/03/2010	5.87	0	0	0	0	0	0	0	0	0	0	4,034	5,969	6,136	19,149
BANORTE	31/03/2010	5.39	0	0	17,973	19,257	74,916	89,628	48,479	139,276	0	0	0	0	0	0
BARCLAYS BANK	31/03/2010	5.87	0	0	0	0	0	0	0	0	0	0	17,917	31,006	29,394	80,292
BBVA MADRID	31/03/2010	5.59	0	0	0	0	0	0	0	0	0	0	2,711	4,011	4,123	12,868
BBVA-BANCOMER	31/03/2010	5.76	0	0	17,707	18,972	143,183	205,373	160,160	451,284	0	0	0	0	0	0
CITIBANK	20/07/2007	5.01	0	0	0	0	0	0	0	0	21,302	22,823	54,015	54,776	4,565	0
COMERICA BANK	31/03/2009	5.41	0	0	0	0	0	0	0	0	9,985	10,698	37,292	44,060	18,144	16,584
COMMERCE BANK	31/12/2007	5.64	0	0	0	0	0	0	0	0	2,912	3,120	12,755	39,531	20,270	0
CREDIT AGRICOLE INDOSUEZ	20/07/2007	5.01	0	0	0	0	0	0	0	0	6,657	7,132	16,880	17,117	1,426	0
CREDIT SUISSE FIRST BOSTON	20/07/2007	5.01	0	0	0	0	0	0	0	0	13,314	14,264	33,759	34,235	2,853	0
DEUTSCHE BANK	31/03/2010	5.87	0	0	0	0	0	0	0	0	0	0	8,958	15,503	14,697	40,147
EXIM BANK	31/03/2010	5.59	0	0	0	0	0	0	0	0	0	0	24,524	36,285	37,303	116,413
EXPORT DEVELOPMENT CORP.	31/03/2010	5.12	0	0	0	0	0	0	0	0	13,314	14,264	36,502	38,293	7,025	13,021
FIDEICOMISO DE FOMENTO MINER	13/11/2007	5.07	0	0	6,041	6,042	12,082	12,083	5,035	0	0	0	0	0	0	0
GENERAL ELECTRIC CAPITAL COR	31/03/2010	5.49	0	0	0	0	0	0	0	0	4,369	4,681	15,557	18,985	8,286	20,073
HSBC BANK	31/03/2010	5.87	0	0	0	0	0	0	0	0	0	0	13,438	23,255	22,047	60,220
HSBC MEXICO	31/03/2010	5.72	0	0	10,358	11,098	68,018	88,412	65,728	198,193	0	0	0	0	0	0
HYPO-VEREINSBANK MUNICH	31/03/2010	5.59	0	0	0	0	0	0	0	0	0	0	22,048	32,623	33,537	104,661
HYPO-VEREINSBANK NY	31/03/2010	5.87	0	0	0	0	0	0	0	0	0	0	21,782	32,229	33,133	103,399
INBURSA	31/03/2010	5.38	0	0	9,319	9,985	25,763	33,631	14,416	98,187	0	0	0	0	0	0
JPMORGAN CHASE BANK	31/03/2010	5.87	0	0	0	0	0	0	0	0	0	0	54,468	84,819	78,806	159,247
KREDITANSTALT FUR WIEDERAFBA	31/03/2010	5.59	0	0	0	0	0	0	0	0	0	0	45,530	67,365	69,254	216,126
STANDARD CHARTERED	31/03/2009	5.87	0	0	0	0	0	0	0	0	0	0	19,423	24,058	22,943	28,705

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

TRIMESTRE: **2** AÑO: **2004**

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
SUMITOMO MITSUI BANKING	31/03/2009	5.87	0	0	0	0	0	0	0	0	0	0	10,892	15,860	14,106	15,356
WELLSFARGO	14/11/2008	3.28	0	0	0	0	0	0	0	0	4,565	4,565	9,129	9,129	9,129	4,565
WEST LB	31/03/2010	5.70	0	0	0	0	0	0	0	0	9,319	9,985	57,731	72,418	51,046	134,764
TOTAL BANCARIOS			**0**	**0**	**94,682**	**443,363**	**696,629**	**748,454**	**535,334**	**1,591,139**	**102,338**	**109,318**	**561,439**	**744,214**	**491,780**	**1,145,590**
COLOCACIONES PRIVADAS																
QUIROGRAFARIOS																
EUROBONO 2007	15/09/2007	9.82	0	0	0	0	0	0	0	0	0	0	0	0	1,586,191	0
EUROBONO 2010	15/12/2010	11.04	0	0	0	0	0	0	0	0	0	0	0	0	0	1,837,290
PMP 2007	09/03/2007	8.75	0	0	0	0	0	67,241	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES 2008	09/09/2008	9.25	0	0	0	0	0	0	0	695,066	0	0	0	0	0	0
TOTAL BURSATILES			**0**	**0**	**0**	**0**	**0**	**67,241**	**0**	**695,066**	**0**	**0**	**0**	**0**	**1,586,191**	**1,837,290**
PROVEEDORES																
OTROS PROVEEDORES	30/06/2005		1,379,893	0	504,239	0	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			**1,379,893**	**0**	**504,239**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
CTAS POR PAGAR	30/06/2005		1,167,776	0	209,825	0	491,857	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**1,167,776**	**0**	**209,825**	**0**	**491,857**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			2,547,669	**0**	**808,746**	**443,363**	**1,188,486**	**815,695**	**535,334**	**2,286,205**	**102,338**	**109,318**	**561,439**	**744,214**	**2,077,971**	**2,982,880**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
ACTIVO TOTAL	176,306	**2,011,934**	0	0	2,011,934
PASIVO	**1,109,046**	**12,655,989**			**12,655,989**
	128,270		0	0	1,463,765
	980,776		0	0	11,192,224
SALDO NETO	**(932,740)**	**(10,644,055)**			**(10,644,055)**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7 **CONSOLIDADO**
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	4,256,507	(16,407,465)	(12,150,958)	0.01	62,006
FEBRERO	4,146,472	(16,156,163)	(12,009,691)	0.01	85,431
MARZO	4,483,816	(16,303,363)	(11,819,547)	0.00	45,835
ABRIL	5,270,446	(16,720,127)	(11,449,680)	0.00	1,684
MAYO	5,420,036	(16,641,642)	(11,221,606)	0.00	(9,391)
JUNIO	5,459,856	(16,114,846)	(10,654,990)	0.00	6,178
ACTUALIZACION:	0	0	0	0.00	7,209
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**198,952**

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2004**

HYLSAMEX, S.A. DE C.V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**

Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICABLE

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9

CONSOLIDADO
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
ACEREX SERVICIOS, S.A. DE C.V	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
ACEREX, S.A.DE C.V.	PROCESAMIENTO Y CORTES DE ACERO	0	0
ACEROS PROSIMA, S.A. DE C.V.	COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD.	0	0
C.M.B.J. P.COL., S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUST. MINERALES.	0	0
COMERCIALIZADORA LESA, S.A. D	COMERCIALIZACION DE MINERAL Y RENTA DE MAQUINARIA	0	0
EXAN INMOBILIARIA S.A. DE C.V	RENTA DE INMUEBLES	0	0
EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	0	0
FERROPAK COMERCIAL, S.A. DE C	MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA	0	0
FERROPAK SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
FERROPCION, S.A. DE C.V.	COMERCIALIZ MEDIOS ELECTRONICOS	0	0
GALVACER AMERICA, INC.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVACER CHILE S.A. DE C.V.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVACER COSTA RICA, S.A.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVAK SERVICIOS, S.A.DE C.V.	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVAK, S.A. DE C.V.	FABRICACION DE LAMINA GALVANIZADA	0	0
GALVACER SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
HYLSA LATIN LLC	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACCS.	0	0
HYLSA NORTE, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA PUEBLA, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSAMEX S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
LAS ENCINAS, S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES	0	0
MAT. Y AC. MASA, S.A. DE C.V.	VENTA DE PRODUCTOS DE ACERO	0	0
METAL BUILDING SOLUTIONS, S.A	SERVICIOS EN EL RAMO DE LA CONSTRUCCION	0	0
PEÑA SERVICIOS, S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
PROSIMA SERVICIOS, S.A. DE C.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
QUIMICA TECNICA AVANZADA	PRODUCCION Y UTILIZACION DE GASES REDUCTORES	0	0
TECNICA INDUSTRIAL, S.A. DE C	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
TRANS.EXP.AND IMP.CORP.	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0
TRANS.EXP.AND IMP.CORP.	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **2** AÑO: **2004**

HYLSAMEX, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10 **CONSOLIDADO**
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	17.76
ELECTRODOS	UCAR CARBON MEXICANA				1.05
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX, PREMIER, AP GREEN	SI	1.71
ALEACIONES	CIA. MINERA AUTLAN				2.65
ZINC	PEÑOLES				2.08
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	0.95
CAL	REGIO CAL				1.00
PINTURA					1.31

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2004**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACERO			1,251	9,314,865			
TOTAL				9,314,865			

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2004**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACERO			324	2,519,644			
TOTAL				2,519,644			

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: 2 AÑO: **2004**
HYLSAMEX, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	$	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		0	506,340,463			506,340,463	4,975,129	
TOTAL			**506,340,463**	**0**	**0**	**506,340,463**	**4,975,129**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
506,340,463

PROPORCION DE ACCIONES POR :

CPO's : 38.9727
T.VINC. : 0
ADRS's : 0.0041
GDRS's : 0
ADS's : 0
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

El monto total erogado en inversiones por Hylsamex en lo que va de 2004 asciende a US$26 millones. Con respecto a nuevos proyectos, Hylsamex ha realizado inversiones por US$10 millones relacionadas con un programa de inversiones estratégicas en Galvak orientadas a incrementar la proporción de productos de alto valor agregado en su mezcla de ventas y a añadir capacidad a las distintas líneas de producto de acero recubierto. Adicionalmente se ha erogado US$5 para descapotar material en las minas para apoyar la producción futura de mineral de hierro y por último, la empresa ha destinado US$11 a inversiones normales.

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

Hylsamex posee el 36.73% de las acciones comunes de Consorcio Siderurgia Amazonia Ltd.(Amazonia), y esta última empresa es tenedora del 59.7% del capital común de CVG Siderúrgica del Orinoco, C.A. (Sidor).

Hylsamex convierte la información financiera de Amazonia, la cual esta preparada de acuerdo con las Normas Internacionales de Contabilidad (Nics) aplicando los lineamientos establecidos en el Boletín B-15 de los Principios de Contabilidad Generalmente Aceptados en México, para incorporar bajo el método de participación la información financiera de su inversión en el extranjero.

La importancia relativa de esta asociada, respecto a las cifras consolidadas de Hylsamex es la siguiente:

	%	
Activos totales	2.7	
Utilidad Neta		13.7

Amazonia es una entidad económicamente independiente.

CLAVE DE COTIZACION: **HYLSAMX** FECHA: 28/07/2004 09:52
HYLSAMEX, S.A. DE C.V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	HYLSAMEX, S.A. DE C.V.
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 2828
FAX:	01 81 8865 2125
DIRECCION DE INTERNET:	www.hylsamex.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	HYL930427BY1
DOMICILIO FISCAL:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx.

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE:	ING. DIONISIO GARZA MEDINA
DOMICILIO:	GOMEZ MORIN 1111
COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1111
FAX:	01 81 8748 2552
E-MAIL:	dgarzam@alfa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1701

CLAVE DE COTIZACION: **HYLSAMX** FECHA: 28/07/2004 09:52
HYLSAMEX, S.A. DE C.V.

FAX:	01 81 8865 2121
E-MAIL:	aelizond@hylsamex.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1318
FAX:	01 81 8865 1310
E-MAIL:	jatrevino@hylsamex.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE:	LIC. LEOPOLDO MARROQUIN MORALES
DOMICILIO:	GOMEZ MORIN 1111 SUR

CLAVE DE COTIZACION: **HYLSAMX** FECHA: 28/07/2004 09:52
HYLSAMEX, S.A. DE C.V.

COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1368
FAX:	01 81 8748 2514
E-MAIL:	leopoldo@alfa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NA
NOMBRE:	NA NA NA NA
DOMICILIO:	NA
COLONIA:	NA
C. POSTAL:	00
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	NA
FAX:	NA
E-MAIL:	NA

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	SUBDIRECTOR DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. OTHON GERARDO DIAZ DEL GUANTE VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1240
FAX:	01 81 8331 1885
E-MAIL:	odiaz@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. ERNESTO ORTIZ LAMBRETON
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	eortiz@hylsamex.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING. ALEJANDRO M. ELIZONDO B.
DIRECTOR GENERAL

C.P. ERNESTO ORTIZ L.
DIRECTOR DE FINANZAS

SAN NICOLAS DE LOS GARZA, NL, A 28 DE JULIO DE 2004

s44: ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN EL CAPITAL CONTABLE DE SUBS.	$ (8,418,614)
RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	2,047,271
IMPUESTO DIFERIDO EN CAPITAL	99,652
TOTAL	$ (6,271,691)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

Hylsamex
Mexico's Steel

July 28th, 2004

For further information:

Othón Díaz	+(52) 81-8865-1240	odiaz@hylsamex.com.mx
Ismael De La Garza	+(52) 81-8865-1224	idelagarza@hylsamex.com.mx
Kevin Kirkeby	+(646) 284-9416	kkirkeby@hfgcg.com

Second Quarter 2004 Earnings Release

The following report contains unaudited information for 2Q04, presented in constant pesos (Ps) as of June 30, 2004, and in metric tons. For convenience, income statement and cash flow statement figures are translated into dollars (US$) at the average exchange rate of each month and balance sheet items are translated into dollars at the end-of-period exchange rate.

HIGHLIGHTS

- Hylsamex generated 2Q04 EBITDA of US$222 million, eclipsing the US$110 million and US$45 million registered in the previous quarter and same quarter of 2003, respectively. EBITDA margin reached 38% in 2Q04.
- On a per ton basis, EBITDA reached US$282/ton, more than twice the US$140/ton generated in the previous quarter and more than four times the US$63/ton obtained in the same quarter of 2003.
- Greater cash flow generation led to further reductions in leverage, as net debt declined by US$95 million during the quarter to a balance of US$867 million as of June 30, 2004. Cash reserves reached US$140 million, up US$55 million since year-end 2003. The Net Debt to LTM EBITDA ratio was 2.0x for 2Q04, while LTM Interest Coverage improved to 4.5x.
- Hylsamex again registered strong quarterly volumes: shipments were 786,700 tons in 2Q04, similar to the previous quarter but 11% greater than the same quarter of 2003.
- Closely following international steel prices, Hylsamex's revenue per ton further increased in 2Q04 to US$748/ton, up 28% and 43% from the levels registered in the previous quarter and the same quarter of 2003, respectively. Revenues reached US$589 million during 2Q04.
- COGS per ton reached US$468/ton in 2Q04, 5% greater than the US$446/ton attained in the previous quarter but only 1% higher than the US$465/ton recorded in the same quarter of 2003. Greater use of DRI is behind the stability of COGS per ton.
- Net income for 2Q04 amounted to US$124 million (Ps.1,410 million), increasing from net income of US$63 million (Ps.702 million) and US$44 million (Ps.478 million) reported in the previous quarter and the same quarter of 2003, respectively.
- Hylsamex continues growing organically, investing in downstream value-added products and services via its coated steel operations: in the U.S., new processing capacity will be set up, as well as three new service and distribution centers in addition to the four already in operation.
- On July 15th, 2004, Hylsamex successfully placed 101 million L shares in the local and international capital markets at a price of Ps.16.00 per L share. Net proceeds of the offering amounted to US$137 million, which were used to prepay bank debt. The Net Debt to EBITDA ratio decreased to

1.7x, considering net proceeds from the equity offering and the consequent debt reduction to a net debt balance of US$730 million.

OVERVIEW



EBITDA per Ton
(US$/Ton)
320
280
240
200
160
120
80
40
0
93
66
71
65
140
282
2000
2001
2002
2003
1Q04
2Q04

Hylsamex finished the second quarter of 2004 with operating cash generation that was second to none since its inception as a public enterprise in 1994. Hylsamex reported EBITDA of US$222 million for 2Q04? the Company more than doubled the EBITDA generation of US$110 million in the previous quarter, which as was mentioned, represented a record. Hylsamex's EBITDA for 2Q04 also easily surpassed the EBITDA of US$187 million generated during full year 2003. On a per ton basis, EBITDA reached US$282/ton, again, more than twice the US$140/ton obtained in the previous quarter and more than four times the US$63/ton generated in the same quarter of 2003.

The superior level of 2Q04 EBITDA generation is a consequence of both the increased prices for steel products observed worldwide and Hylsamex's business model: a vertically integrated minimill, with in-house access to low-cost iron ore, that produces and processes a wide spectrum of value-added finished steel products. The Company's revenue per ton increased 43% compared to the same quarter of 2003, reaching US$748/ton in 2Q04, after fully realizing price increases announced starting 1Q04 and implementing additional price increases in 2Q04. Combining a favorable pricing environment and solid volumes throughout 2004, Hylsamex exceeded the US$1 billion mark for revenues in the first six months of 2004. With respect to costs, the Company continued to enjoy relatively stable costs thanks to increased DRI production, which allowed Hylsamex to maintain an increased share of DRI in its metallic charge compared to previous years. As a consequence of DRI's renewed cost competitiveness vis-à-vis scrap and in contrast to less integrated producers, the Company's metallic charge flexibility allowed it to register only 5% and 1% increases in cost per ton compared to the previous quarter and the same quarter of 2003, respectively.



Sales Volume
('000 Tons)
900
800
700
600
500
400
300
200
2Q 01
4Q 01
2Q 02
4Q 02
2Q 03
4Q 03
2Q 04



Revenue per Ton
(US$/ton)
800
700
600
500
400
300
200
2Q 01
4Q 01
2Q 02
4Q 02
2Q 03
4Q 03
2Q 04



Cash Cost per Ton
(US$/ton)
600
500
400
300
200
2Q 01
4Q 01
2Q 02
4Q 02
2Q 03
4Q 03
2Q 04

Hylsamex's enhanced operating profitability throughout 2004 is reshaping the Company's financial structure. Management's commitment to strengthen the balance sheet was seen during 2Q04, as the Company promptly made US$85 million in bank debt prepayments. In line with a tight control on costs and expenses, the Company accumulated free cash flow to finish the quarter with US$140 million of cash reserves, up US$55 million since year-end 2003. As a result, net debt fell by US$95 million during 2Q04, to a balance of US$867 million, which represents a 14% reduction from the level of US$1,014 million reported as of December 31, 2003. Hylsamex's financial ratios have also strengthened

considerably thus far in 2004. The Net Debt to LTM EBITDA ratio dropped to 2.0x as of the end of 2Q04, from 5.4x as of year-end 2003. The Interest Coverage ratio rose to 4.5x, compared to 2.0x as of December 31, 2003. Hylsamex remains committed to further improving its financial profile. The Net Debt to EBITDA ratio decreased to 1.7x, considering net proceeds of US$137 million from the equity offering and the consequent debt reduction to a net debt balance of US$730 million. The next graphs illustrate the behavior of the Company's key financial ratios, net debt, and cash reserves over time:


Cash Reserves
US$MMs
Net Debt
US$ MMs
140
867
730
1Q 02 2Q 02 3Q 02 4Q 02 1Q 03 2Q 03 3Q 03 4Q 03 1Q 04 2Q 04
Cash
Net Debt
Proforma Net Debt


Net Debt / LTM EBITDA
Times
Interest Coverage, LTM
Times
4.5
2.0
1.7
1Q 02 2Q 02 3Q 02 4Q 02 1Q 03 2Q 03 3Q 03 4Q 03 1Q 04 2Q 04
Leverage
Proforma Leverage
Int. Coverage

In the first six months of 2004, Hylsamex disbursed US$26 million in capital expenditures, out of its annual budget of US$70 million. Hylsa, the steel producing subsidiary, has a limited investment program focused on replacement of equipment, mine preparation, and energy conservation and substitution projects. Hylsa plans to invest about US$39 million in 2004 (including US$15 million for mine preparation).

At Galvak -Hylsamex's processed steel subsidiary- the investment program for 2004 calls for US$31 million to be invested in a variety of initiatives such as new products, additional value added capacity, and geographic expansion. During the quarter, the subsidiary initiated production at the new "Rollformer line #4", which further enhances Galvak's value-added product mix and adds 4,000 tons of monthly output to this process. In addition, the company is on schedule to start-up two coated steel profile lines during the second half of 2004. Other important investment projects include: introduction of new processing lines (slitted and corrugated steel), the purchase of software that will optimize production and logistics throughout the company, opening of three additional service and distribution centers in the U.S. besides the four already in operation, and the set up of railroad links to major tracks to facilitate inward and outward movement of finished product and supplies.

Additionally, Hylsamex approved the installation of processing capacity in the U.S. with plans to start operations in mid-2005.

In sum, the global steel industry has experienced a remarkable year so far in 2004, supported by continued robust demand caused by the pick up in economic activity in most major markets including the U.S., China, Japan and Europe. In addition, the industry's trend of consolidation, definitive capacity shutdowns, raw materials shortages—particularly affecting those participants using blast furnaces— and underinvestment during recent years, have limited the supply response to greater demand. In Mexico, an improved economic environment has also positively impacted demand for Hylsamex's products. As a result, Hylsamex remains cautiously optimistic for the rest of 2004. In the coming quarters, elements such as Chinese and U.S. economic growth and their effect on international

steel prices coupled with energy cost volatility, remain the key variables in assessing the performance of the Company.

STEEL MARKET

Hylsamex registered a second consecutive quarter of solid sales volume, led by higher exports of flat products (defined as flat, coated and tubular products), which grew 8% versus the previous quarter. Total shipments for 2Q04 reached 786,700 tons, almost identical to the 787,800 tons of the previous quarter and 11% or 80,300 tons more than the 706,400 tons of the same quarter of 2003.

Shipments
('000 tons)


706
788
787
Exp
Dom
2Q03
1Q04
2Q04

Sales volume in the domestic market for 2Q04 remained strong, although a slight decrease was observed compared to the preceding quarter due to Easter Week in April. Volume sold in the domestic market totaled 618,500 tons, 13,800 tons or 2% lower than the 632,300 tons of the prior quarter but 7% or 39,500 tons more than the 579,000 tons registered in the same quarter of 2003. Growth versus the same quarter of 2003 came from greater shipments of flat steel and wire rod. The increase in domestic volumes for 2Q04 reveals better domestic fundamentals.

Export Revenue
(US$ million)


76
92
131
2Q03
1Q04
2Q04

Export volumes during 2Q04 reached 168,200 tons, 8% or 12,700 tons more than the 155,500 tons of the previous quarter and 32% or 40,800 tons greater than the 127,400 tons exported in the same quarter of 2003. Both increases resulted from additional exports of flat products, which grew 8% and 28% compared to the preceding quarter and the same quarter of 2003, respectively. Export prices for 2Q04 calculated in nominal dollars increased 30% and 38% versus the previous quarter and the same quarter of 2003, respectively, following the trend in international steel prices. Boosted by improved prices and solid volumes, Hylsamex achieved export revenues of US$131 million in 2Q04, reflecting an increase of 43% versus the previous quarter's export revenues of US$92 million, also increasing 72% compared to the same quarter of 2003, when export revenues totaled US$76 million. Hylsamex exported a richer mix consisting of more flat products, a tendency that also enhanced the Company's average export prices. The Company continues to sense robust global demand for steel.

Year-to-date, Hylsamex has sold 1,574,500 tons, representing an increase of 10% over shipments of 1,429,200 tons recorded during the first six months of 2003. Total domestic sales have grown 13%, to a level of 1,250,800 tons, while export shipments remained were almost identical as they summed 323,700 tons in 2004 and 323,500 tons in 2003. The pick up in economic activity in key regions of the world as well as in Mexico have led to improved sales volume in 2004.

REVENUE

Hylsamex's revenues increased noticeably in 2Q04 as a result of the rise in international steel prices and solid sales volume. The Company generated sales revenue of US$589 million (Ps.6,688 million) in 2Q04, 30% higher than the US$461 million (Ps.5,147 million) obtained in the previous quarter and 66% higher than the US$369 million (Ps.4,022 million) achieved in the same quarter of 2003.

The main driver behind the substantial top line growth was a series of pricing initiatives implemented in 2Q04 by management across all product categories, to effectively price Hylsamex's products in line with prevailing international steel pricing trends and levels. Prices also reflect the increased cost of certain inputs such as steel scrap. The announced price increases were applied to spot sales, which comprise approximately 87% of Hylsamex's total sales volume. During 2Q04, Hylsamex's average prices also benefited from the full realization of the price increases announced in the previous quarter. In addition, Hylsamex's value-added product mix has facilitated a price premium, further enhancing the Company's average prices.

As a result of the price increases in 2Q04 and the full realization of those applied in 1Q04, Hylsamex's revenue per ton calculated in dollars expanded significantly to US$748/ton in 2Q04, consisting of an average steel price of US$710/ton and a US$38/ton contribution from other steel revenue. The average steel price for 2Q04 increased US$159 or 29% compared to the US$551/ton level recorded in the previous quarter and rose US$235 or 49% in relation to the US$475 achieved in the same quarter of 2003. Other steel revenue increased US$4/ton when assessed against the US$34/ton reported in the previous quarter but decreased US$10/ton when compared to the US$48/ton obtained in the same quarter of 2003.

Unsurprisingly, revenues also rose significantly versus both comparable periods when expressed in Pesos. Assessed against the preceding quarter, the Company enjoyed 30% growth in Pesos. This rise is completely explained by the 30% rise in average revenue per ton expressed in Pesos (Ps.8,501 in 2Q04 vs. Ps.6,533 in 1Q04). The increase in revenue per ton was produced by the full realization of the price increases announced late in the first quarter of 2004 and also by the price initiatives of 2Q04, as Hylsamex gradually applied the new price levels. In the comparison against the same quarter of 2003, revenues grew 66% when expressed in Pesos. The considerable rise is mainly comprised of a 49% increase in average revenue per ton in Pesos (Ps.8,501 in 2Q04 vs. Ps.5,694 in 2Q03) and the 11% gain in sales volume.

In only six months of operations thus far in 2004, Hylsamex has exceeded the US$1 billion mark for revenues. The Company has generated US$1,050 million (Ps.11,835 million) in revenues in the first six months of 2004, a striking increase of 45% compared to the revenues of US$724 million (Ps.8,056 million) reported for the same period of 2003. The average revenue per ton during the first six months of 2004 reached US$667/ton, an increase of 32% compared to the average revenue per ton of US$506/ton obtained in the same period of 2003.

Shipments & Revenue
('000 Tons and Millon of Constant Pesos as of June 30, 2004)

	2Q04		1Q04		2Q03		6M04		6M03	
	Tons	Ps.	Tons	Ps.	Tons	Ps.	Tons	Ps.	Tons	Ps.
Domestic Market	618.5	5,193.6	632.3	4,121.3	579.0	3,188.0	1,250.8	9,314.9	1,105.7	6,212.7
Export Market	168.2	1,493.9	155.5	1,025.7	127.4	832.4	323.7	2,519.6	323.5	1,843.4
Total	786.7	6,687.5	787.8	5,147.0	706.4	4,020.4	1,574.5	11,834.5	1,429.2	8,056.1

During 2Q04, Hylsamex continued running its operations at very high utilization levels in order to meet the strong demand. Amid a similar input cost environment to the one observed in the first quarter of 2004, the Company maintained DRI production near maximum output and continued to benefit from DRI's renewed cost competitiveness vis-à-vis scrap. Consequently, and in contrast to less integrated producers, Hylsamex's vertical integration and metallic charge flexibility allowed it to register only moderate increases in aggregate COGS and cost per ton, despite high, although relatively stable, natural gas prices.

As a sign of continued robust demand, Mill #1 of the Flat Products Division (the primary flat products facility in use before the mid-1990s modernization program) continues operating at a production pace of approximately 35,000 tons per month, similar to the pace observed in the previous quarter. Production at Mill #1 is entirely on a variable cost basis (i.e. no incurrence of fixed costs) and is easily started and stopped as needed.

The Company faced higher energy costs in 2Q04, particularly natural gas, as extremely high international oil prices prevented natural gas prices from falling as they traditionally do during the spring and summer months when demand falls and inventory accumulation takes place. In relation to scrap prices, while they have receded from their historic highs of close to US$250/ton reached late in March, scrap prices stabilized at US$160/ton during most of 2Q04 and rebounded to US$222/ton as of July 23rd[1]. In spite of higher natural gas prices and a lower cost of scrap, Hylsamex's DRI cost advantage persisted and DRI production carried on. In 2Q04, Hylsamex utilized 30% more DRI than in the same quarter of 2003.

COGS for 2Q04 amounted to US$368 million (Ps.4,185 million), 5% higher than the US$352 million (Ps.3,926 million) recorded in the preceding quarter and 12% greater than the US$328 million (Ps.3,581 million) registered in the same quarter of 2003. While the increase in COGS versus the previous quarter was due to higher energy cost and greater prices for scrap metal, the rise against the same quarter of 2003 resulted not only from higher energy costs and greater scrap prices, but also from better shipment levels.

On a per ton basis, COGS in 2Q04 reached US$468/ton, US$22/ton or 5% greater than the US$446/ton attained in the previous quarter and US$3/ton or 1% superior to the US$465/ton recorded in the same quarter of 2003. The US$22/ton increase in cost per ton against the previous quarter was composed of a US$19/ton increase in variable cost and a US$3/ton rise in fixed cost. Higher energy costs and greater scrap prices explain the increase in variable cost. The US$3/ton rise in cost per ton compared to the same quarter of 2003 consisted of a US$21/ton increase in variable cost, mostly offset by a drop in fixed cost per ton of US$18/ton. The increase in variable cost results from higher energy cost and greater prices for scrap metal, whereas greater shipment levels allowed a better spreading of fixed costs, consequently decreasing this cost figure on a per ton basis. An explanation of the quarterly behavior for the main components of COGS follows:

Energy Inputs: The effective natural gas price for Hylsamex during 2Q04 was US$5.66/MMBtu (corresponding to a US$5.78/MMBtu reference average price in South Texas), 10% greater than the US$5.15/MMBtu observed in the previous quarter and 13% higher than the US$5.03/MMBtu recorded in the same quarter of 2003. During 2Q04, the Company received a US$0.375/MMBtu discount in its natural gas cost on 200 natural gas contracts per month, as a result of the monetization of the US$5.00/MMBtu cap that took place in 4Q03. The Company is constantly monitoring and studying the

Energy Inputs
Quarterly Prices


7.0
6.0
5.0
4.0
3.0
2.0
Natural Gas @ South Texas
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03
4Q 03
1Q 04
2Q 04
Electricity (US ¢/KWh)
Natural Gas (US$/MMBtu)

[1] Prices of scrap Heavy Melting #1, average of Pittsburgh, Chicago and Philadelphia; American Metal Market.

natural gas markets to manage this exposure. As of the date of this report, the natural gas hedging program consists of the following positions:

- 2004: 63% of the requirements for November and December hedged with a costless collar of US$4.1225-5.00/MMBtu against the South Texas price; 63% of the requirements for the July to October period remain with a floor at US$4.1225/MMBtu.

- 2005: 32% of the needs for the calendar year are hedged with a US$4.58/MMBtu swap capped at US$7.00/MMBtu, against the NYMEX natural gas price, which in 2003 was US$0.25 higher than the South Texas price (reference price in Mexico), on average.

Fair Value of Natural Gas Derivatives[2]: As of July 26, 2004, the fair value of Hylsamex's natural gas positions amounts to US$21 million (which represents a positive amount).

The cost of electricity for 2Q04 was US¢4.16/Kwh, 5% greater than the US¢3.96/Kwh registered in the previous quarter but 3% lower than the US¢4.30/Kwh recorded in the same quarter of 2003. The increase in the cost of electricity versus the previous quarter was the result of higher international prices for fossil fuels.

Metallic Inputs: The weighted average cost of the Company's metallic charge increased US$22/ton or 13% compared to the previous quarter, and was US$37/ton or 24% higher than the cost during the same quarter of 2003. In both assessments, the metallic charge's cost increase is mainly attributed to higher scrap costs, as the cost of DRI remained remarkably stable.

DRI's cost increased by US$8/ton or 5% in 2Q04 versus the previous quarter, but slightly decreased US$1/ton or 1% compared to the same period of 2003. This stability is due to the fairly steady effective cost of natural gas for Hylsamex, which has hovered around US$5.00/MMBtu since 2003, in part as a result of the Company's natural gas hedging strategy. Since late in 2003, DRI has regained competitiveness vis-à-vis steel scrap as a result of the ascending tendency in scrap prices. Accordingly, Hylsamex's competitive position has been enhanced compared to less integrated producers.

The cost of Hylsamex's domestic scrap mix increased significantly by US$45/ton or 26% as measured against the preceding quarter and also rose US$77/ton or 55% compared to the same quarter of 2003, following the upward trend exhibited by U.S. scrap prices.

The cost of Hylsamex's imported scrap mix slightly decreased following the preceding quarter's sharp increase: its cost dropped US$9/ton or 4% compared to the previous quarter due to additional supply of scrap in the market, after a surge in U.S. scrap prices was caused by strong demand from scrap consumers, including Asian demand for this commodity. In the comparison versus the same quarter of 2003, the cost of imported scrap increased considerably by US$81/ton or 50%, again entirely explained by recent trends in U.S. scrap prices. The high level of scrap prices should not be seen in isolation, as it is a reflection of a more robust and tighter international steel market.

COGS for the first six months of 2004 amounted to US$720 million (Ps.8,111 million), increasing 14% from the US$637 million (Ps.7,084 million) recorded in the same period of 2003. The 14% rise in COGS reflects the 10% increase in shipments and higher variable costs. On a per ton basis, COGS remained relatively stable, as it only increased US$12/ton or 3%, from US$445/ton in the first six months of 2003 to US$457/ton in the same period of 2004. In this comparison, variable costs increased US$23/ton due to higher scrap costs and natural gas prices, but were partially offset by a US$11/ton decrease in fixed costs derived from the aforementioned greater shipment levels in 2004.

[2] The fair value of the natural gas derivatives was estimated internally by the Company.

OPERATING EXPENSES

Operating expenses for 2Q04 totaled US$29 million (Ps.328 million), 5% lower than the US$30 million (Ps.339 million) spent in the previous quarter and 4% higher than the US$28 million (Ps.302 million) registered in the same quarter of 2003. The stability of operating expenses reflects management's tight control exerted in this area where most costs are fixed. A steady absolute level of operating expenses coupled with increased revenues, produced a considerable drop in the ratio of operating expenses to sales, as it decreased to 4.9% in 2Q04, lower than the 6.6% and 7.5% observed in the previous quarter and the same quarter of 2003, respectively. On a per ton basis, operating expenses reached US$37/ton, registering small decreases of US$2/ton compared to both the preceding quarter and the same period of 2003.

For the first six months of 2004, operating expenses amounted to US$59 million (Ps.668 million), up 8% from the US$55 million (Ps.610 million) recorded in the first half of 2003. In the first six months of 2004, the ratio of operating expenses to sales decreased to 5.6%, from 7.6% registered in the same period of 2003.

OPERATING INCOME AND EBITDA

So far in 2004, Hylsamex has pulled off record operating income and EBITDA generation for the quarter and for the six-month period. Operating income for 2Q04 totaled US$191 million (Ps.2,175 million), US$112 million greater than the US$79 million (Ps.881 million) gained in the previous quarter and US$178 million higher than the US$13 million (Ps.139 million) obtained in the same quarter of 2003. Hylsamex's operating profit margin for 2Q04 reached 33%, stunningly above the operating profit margins of 17% and 3% registered in the previous quarter and the same period of 2003, respectively.

Quarterly EBITDA
(US$ Millions)



240
200
160
120
80
40
0
222
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q
01 01 01 01 02 02 02 02 03 03 03 03 04 04

EBITDA per Ton
(US$/Ton)



320
280
240
200
160
120
80
40
0
93
66
71
65
140
282
2000 2001 2002 2003 1Q04 2Q04

In 2Q04 alone, Hylsamex generated more EBITDA than in full year 2003. The Company's EBITDA in 2Q04 of US$222 million (Ps.2,521 million) was more than twice the US$110 million (Ps.1,227 million) generated in the previous quarter and almost five times the US$45 million (Ps.487 million) gained in the same quarter of 2003. Hylsamex's EBITDA margin reached 38% during 2Q04, sharply above the EBITDA margins of 24% and 12% of the prior quarter and the same quarter of 2003, respectively. On a per ton basis, EBITDA reached US$282/ton, again, more than twice the US$140/ton obtained in the previous quarter and more than four times the US$63/ton generated in the same quarter of 2003.

Compared to the previous quarter, the additional boost in profitability is fundamentally explained by management's successful implementation of further price increases across all product classes in 2Q04 and the realization during 2Q04 of the price initiatives announced in the previous

quarter. In the comparison against the same quarter of 2003, Hylsamex not only enjoyed the benefit of higher prices, but also the Company's enhanced position as an efficient, vertically integrated minimill, allowed it to expand profit margins more than other steel producers since the Company's unit production costs increased only marginally. To a lesser extent, the healthy increase in shipments permitted a better spread of fixed costs that further enhanced profitability.

Operating income for the first six months of 2004 amounted to US$271 million (Ps.3,056 million), more than eight times the operating income of US$32 million (Ps.362 million) obtained in the same period of 2003. EBITDA also increased markedly, as Hylsamex has generated US$332 million (Ps.3,749 million) in the first half of 2004, more than three times the EBITDA of US$95 million (Ps.1,059 million) accumulated in the same period of 2003.

COMPREHENSIVE FINANCIAL RESULT (CFR)

Hylsamex recorded in 2Q04 a net financial cost of US$43 million (Ps.513 million), as compared to a net financial gain of US$1 million (Ps.18 million) and net financial cost of US$1 million (Ps.10 million) registered in the previous quarter and the same quarter of 2003, respectively. The CFR variations largely had to do with the fluctuation of the Peso-dollar exchange rate and its significant effect on the basically dollarized debt. During 2Q04, the Company also experienced a small decrease in net interest expense compared to the previous quarter, as a result of less interest incurred due to the US$95 million reduction in net debt during the quarter and slightly higher interest income from greater average cash balances.

For the first six months of 2004, the Company registered a net financial cost of US$41 million (Ps.495 million), 18% less than the net financial cost of US$50 million (Ps.561 million) reported for the comparable period of 2003. The reduction is mostly explained by larger monetary position gains in 2004 as a result of a spike in domestic inflation in the first quarter, and to a lesser extent, to declines in interest expense and foreign exchange losses.

Comprehensive Financial Result
Million of Constant MXP as of June 30, 2004

	2Q04	1Q04	2Q03	6M04	6M03
Financial Income	22.5	12.7	10.6	35.2	40.5
Financial Expenses	(263.5)	(266.3)	(275.3)	(529.8)	(542.0)
Financial Expenses, net	(241.0)	(253.6)	(264.7)	(494.6)	(501.5)
FX Gain (Loss)	(272.6)	86.9	267.2	(185.7)	(183.3)
Monetary Position Gain (Loss)	(3.7)	205.4	(14.2)	201.7	135.1
Act. Labor Liability	0.3	(16.0)	1.6	(15.7)	(14.4)
Capitalized CFR	3.9	(4.3)	(0.1)	(0.4)	2.9
Comprehensive Financial Result	(513.1)	18.4	(10.2)	(494.7)	(561.2)
Macroeconomic Variables					
End-of-period Ps / US$ exchange rate	11.4116	11.1540	10.4808	11.4116	10.4808
(Appreciation) / Depreciation of the Peso	2.31%	(0.73%)	(2.66%)	1.56%	1.63%
Domestic inflation	-0.01%	1.62%	-0.11%	1.61%	1.26%

CONSOLIDATED NET INCOME

During 2Q04, the Company reported consolidated net income of US$124 million (Ps.1,410 million), reflecting substantial increases from net income of US$63 million (Ps.702 million) and US$44

million (Ps.478 million) registered in the previous quarter and the same quarter of 2003, respectively. In both comparisons, the bottom line improved as a result of the sharp increase in operating income and was also due to significant equity income from Sidor, despite the recognition of foreign exchange losses instead of gains and a greater accrual of deferred taxes.

Year-to-date, for the six months ended June 30, 2004, Hylsamex reported consolidated net income of US$187 million (Ps.2,112 million), which compares favorably to the US$9 million (Ps.82 million) of net income registered in the same period of 2003. The significant variation is mainly explained by the positive swing in the Company's operating profitability from 2003 to 2004.

Net Income (Loss) Integration
Millon of Constant Pesos as of June 30, 2004

	2Q04	6M04
Operating Income	2,174.9	3,055.9
Integral Financial Result	(513.1)	(494.7)
Other income (expense), net	(12.4)	(39.0)
Taxes, Current and Deferred	(481.5)	(700.2)
Equity income (loss) associated company	241.9	289.6
Consolidated Net Income in 2Q04	1,409.8	
Consolidated Net Income in 6M04		2,111.6

NET DEBT & OTHER ITEMS

NET DEBT VARIATION 2Q04

Debt net of Cash: Hylsamex's net debt as of June 30, 2004 reached US$867 million, US$95 million or 10% less than the US$962 million outstanding as of March 31, 2004. The reduction in net debt versus the previous quarter was obtained through US$85 million in bank debt prepayments made by the Company, a US$5 million increase in cash reserves during the quarter, which reached US$140 million as of June 30, 2004, and minor scheduled debt amortizations.

Net Debt Variation
US$ Million

Net Debt as of March 31, 2004	962.2
EBITDA generation	-222.0
Investment in Working Capital by Operations	92.9
Other Items (1)	-6.3
Accrued Interest	18.5
Taxes	6.3
Capital Expenditures	12.6
Accrued PIK Interest	2.8
= Net Debt as of June 30, 2004	867.0

(1) Mainly includes pension liability.

Cash Taxes Paid: Cash taxes paid during 2Q04 amounted to US$6 million, less than the US$10 million paid in the previous quarter and the US$7 million disbursed in the same quarter of 2003. As of June 30, 2004, the Company holds US$302 million and US$153 million in tax loss carry forwards and asset tax credits, respectively. Tax loss carry forwards can be used to reduce future taxable income and consequently diminish income tax incurred. Furthermore, if future income tax incurred is greater than the asset tax, asset tax credits can be utilized to reduce income tax payments to the asset tax level.

Net Working Capital (NWC): During 2Q04 net working capital represented a significant use of funds of US$93 million. As the monetary value of steel shipments and raw materials sharply increased during the quarter, the Company invested working capital primarily in inventories —with an emphasis at Galvak, which is purchasing steel from third parties at higher prices—, and to a lesser degree in accounts receivables. Notwithstanding, the Company exhibited efficient management of working capital as demonstrated by the favorable tendency in the operating activity ratios, as NWC in days dropped to 34 days, from 35 and 51 days in the previous quarter and the same quarter of 2003, respectively.

Capital Expenditures: Capital expenditures reached US$13 million during 2Q04, an amount similar to the investments made in the previous quarter but US$4 million below the amount disbursed in the same quarter of 2003. Out of the figure for 2Q04, US$5 million were disbursed at the Galvak level, where the outlays reflect its ongoing expansion program. The balance corresponded to US$2 million spent on the removal of overburden material at the mines and to US$6 million that was invested in normal Capex. Hylsamex's growth strategy remains focused on Galvak, while at Hylsa, the Company is investing basically in replacement Capex and in mine preparation.

Net Debt Variation
US$ Million

Net Debt as of December 31, 2003	1,014.3
EBITDA generation	-332.1
Investment in Working Capital by Operations	108.1
Other Items (1)	-8.8
Accrued Interest	36.0
Taxes	16.7
Capital Expenditures	25.7
Accrued PIK Interest	7.1
= Net Debt as of June 30, 2004	867.0

(1) Mainly includes pension liability.

NET DEBT VARIATION 6M04

Debt net of Cash: Hylsamex's net debt as of June 30, 2004 dropped to US$867 million, US$147 million or 14% less than the US$1,014 million outstanding balance as of December 31, 2003. This significant reduction in net debt in the first six months of 2004 was obtained through US$85 million in bank debt prepayments made by the Company so far in 2004, a substantial increase in free cash flow that bumped up cash reserves by US$55 million from year-end 2003 to a balance of US$140 million as of June 30, 2004, and minor scheduled debt amortizations.

Cash Taxes Paid: Cash taxes paid during the first six months of 2004 amounted to US$17 million, slightly less than the US$19 million paid in the same period of 2003.

Net Working Capital (NWC): For the first six months of 2004, net working capital represented a significant use of funds of US$108 million. NWC in days dropped to 35 days, from 49 days in the first six months of 2003. The considerable investment in NWC during this period is essentially due to the same reasons mentioned in the variation for 2Q04.

Capital Expenditures: Capital expenditures totaled US$26 million during the first six months of 2004, US$1 million less than the investments made in the same period of 2003. Out of the figure for the first six months of 2004, US$10 million were disbursed at the Galvak level. The balance corresponded mainly to US$5 million spent on the removal of overburden material at the mines and to US$11 million that was invested in normal Capex.

LIQUIDITY AND CASH RESERVES

Hylsamex enjoyed a further boost in overall liquidity during 2Q04. Greater operating cash flow maintained cash reserves at high levels, even after using considerable funds to prepay US$85 million of bank debt at Hylsa. Cash reserves reached US$140 million as of June 30, 2004, a small increase of US$5 million compared to the balance of US$135 million at the end of the previous quarter and a US$55 million rise against the balance of US$85 million as of year-end 2003. As of June 30, 2004, maturities of long-term debt for the next 12 months amount to US$66 million (US$31 million correspond to Hylsa while US$35 million belong to Galvak).

Finally, during 2Q04, the Company obtained a one-year extension of Hylsa's US$40 million Liquidity Facility, which is granted for general corporate purposes and aimed at supporting working capital needs. The facility has been unused since October 2003 and will now expire July 31, 2005.

KEY FINANCIAL RATIOS

Strong EBITDA generation and a sharp reduction in net debt achieved during 2Q04 allowed further enhancement in Hylsamex's financial ratios. The Company recorded Net Debt to LTM EBITDA of 2.0x as of the end of 2Q04, decreasing significantly from the 3.9x and 5.1x observed in the preceding

quarter and the same period of 2003, in that order. The Interest Coverage ratio (LTM EBITDA to LTM Net Interest Expense) followed a similar trend: it reached 4.5x as of the end of 2Q04, compared to 2.5x in the previous quarter and 2.3x in the same quarter of 2003. Considering net proceeds of US$137 million from the equity offering, net debt as of June 30, 2004 decreases to US$730 million and consequently, the Net Debt to EBITDA ratio declines to 1.7x.

Fair Value of Interest Rate Derivatives[3]: As of July 26, 2004, the fair value of Hylsamex's interest rate derivatives position amounted to US$3.5 million (which represents a positive amount). All of Hylsamex's interest rate derivative transactions are structured as Libor interest rate caps.

EQUITY INCOME FROM ASSOCIATED COMPANIES (SIDOR)

Hylsamex's minority stake in Amazonia generated a gain of US$21 million (Ps.242 million) in 2Q04, as compared to the gains of US$4 million (Ps.48 million) and US$36 million (Ps.388 million) recorded in the previous quarter and in the same quarter of 2003, respectively. Sidor posted an improved operating performance as a result of favorable fundamentals in the global steel market, the Company's position as one of the world's lowest-cost steel producers, and its privileged geographic location that allows it to efficiently supply the domestic and export markets.

OTHER DEVELOPMENTS

HYLSAMEX SUCCESSFULLY PLACED PRIMARY OFFERING OF L SHARES

On July 15th, 2004, Hylsamex, S.A. de C.V. ("Hylsamex" or "the Company") announced the successful placement of 61 million Series L shares through a simultaneous primary equity offering in the Mexican and international markets. In addition, the Company granted the underwriters an option to purchase for a period of 30 days an additional 9 million L shares to cover over-allotments, which was exercised. This offering, when combined with approximately 31 million L shares corresponding to preemptive rights that were exercised, brought the total issuance of L shares to 101 million. Net proceeds to the Company amounted to approximately US$137 million.

The pricing of the new offering was set at Ps.16.00 per L share, a price that also applied to the subscription of rights. The new L shares started trading on July 15th, 2004 using the ticker "HylsamxL" and are transacted exclusively on the Bolsa Mexicana de Valores.

In the Mexican tranche of the offering, Acciones y Valores acted as lead manager, with Casa de Bolsa Banorte and Casa de Bolsa BBVA Bancomer as co-managers. Joint book-running managers for the international tranche of the transaction were JPMorgan and Credit Suisse First Boston, with Morgan Stanley as co-manager.

Net proceeds of the transaction were fully applied to the partial prepayment of bank debt held at the holding company level (Hylsamex, S.A. de C.V.), designated as "Facility B". The prepayment exceeded the minimum US$100 million required to cancel the pledge against the B shares which were given as collateral, thus triggering the cancellation of the Hylsamex CPOs and the release of the underlying B shares. The Company will promptly inform the holders of CPOs and shareholders in general about the procedures concerning this exchange.

[3] The fair value of interest rate derivatives was estimated by the Company internally.

Selected Financial Information
(Million pesos as of June 2004)

Income Statement	2Q 2004	1Q 2004	2Q 2003	6M 2004	6M 2003
Sales Revenue	6,688	5,147	4,022	11,835	8,056
Gross Profit	2,503	1,221	441	3,724	972
Operating Profit	2,175	881	139	3,056	362
CFR	(513)	18	(10)	(495)	(561)
Equity in subsidiary	242	48	388	290	176
Consolidated Net Earnings	1,410	702	478	2,112	82
Majority Net Earnings	1,385	682	480	2,067	89

Balance Sheet	June 2004	March 2004	June 2003
Current Assets	8,823	7,688	6,592
Non-Current Assets	23,644	23,266	23,927
Total Assets	32,467	30,954	30,519
Current Liabilities	4,251	4,624	3,169
Non-Current Liabilities	13,375	15,197	15,900
Total Liabilities	19,626	19,821	19,069
Stockholders Equity	12,841	11,134	11,450
Majority Interest	10,897	9,223	9,571

Operating and Financial Indicators

Income Statement	2Q 2004	1Q 2004	2Q 2003	6M 2004	6M 2003
Shipments ('000 tons)	787	788	706	1,575	1,429
Exports (%)	21.4	19.7	18.0	20.6	22.6
Revenue/ton	8,501	6,533	5,694	7,516	5,638
Cash cost/ton	4,879	4,544	4,366	4,711	4,470
Gross margin (%)	37.4	23.7	11.0	31.5	12.1
Operating margin (%)	32.5	17.1	3.5	25.8	4.5
EBITDA margin (%)	37.7	23.8	12.1	31.7	13.1
Earnings per ADS	16.41	8.08	5.69	24.49	1.05

Balance Sheet	June 2004	March 2004	June 2003
Net debt (Ps. million)	9,893	10,731	11,661
Net debt (US$ million)	867	962	1,066
Net debt to equity	0.8	1.0	1.0
Current Ratio	2.1	1.7	2.1
B. Value/ADS	129.12	109.29	113.41
Interest Coverage†			
Last 12 months	4.5	2.5	2.3
Quarterly	10.4	4.9	1.8

* Based on ADS & majority net income
** Monthly figures translated into dollars at the average exchange rate of each month

† (EBITDA) /(Financial Expenses, net)
†† Based on stock price at the end of each quarter: Ps.16.90 at Jun/30/04, Ps.11.42 at Mar/31/04 and Ps.6.30 at Jun/30/03

HYLSAMEX, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheet

At June 30, 2004, with comparative figures for 2003
(Million Pesos as of June 2004)

ASSETS	2004	2003
Current Assets:		
Cash and cash equivalents	$1,600	$628
Trade accounts receivable	3,077	2,286
Other accounts receivable	882	797
Inventories	3,264	2,881
Total current assets	**8,823**	**6,592**
Permanent investments	863	580
Property, plant and equipment	20,751	20,704
Deferred charges	1,658	1,810
Deferred income tax	63	537
Other Asset	309	296
TOTAL ASSETS	$32,467	$30,519

LIABILITIES & EQUITY	2004	2003
Current Liabilities:		
Current portion of long term debt	$750	$390
Accrued interest payable	77	75
Accounts payable and accrued expenses	3,424	2,704
Total current liabilities	**4,251**	**3,169**
Long-Term Liabilities:		
Long-term debt	10,712	11,812
Long-term affiliated Co.	480	350
Deferred income taxes	2,811	2,497
Estimated liabilities for seniority premiums and pension plan	1,372	1,241
Total long-term liabilities	15,375	15,900
TOTAL LIABILITIES	**19,626**	**19,069**
Stockholders' Equity:		
Nominal capital stock	4,975	4,975
Restatement of capital stock	988	988
Contributed capital	5,963	5,963
Earned surplus	4,934	3,608
Total majority interest	10,897	9,571
Minority interest	1,944	1,879
TOTAL STOCKHOLDERS' EQUITY	**12,841**	**11,450**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$32,467	$30,519
Majority interest per share	21.5204	18.9012
Majority interest per ADS/GDS	129.1227	113.4071

Consolidated Statement of Income

For the period ended June 30, 2004, with comparative figures for 2003
(Million Pesos as of June 2004)

	2004	2003
Net sales	$ 11,835	$ 8,056
Cost of sales	(8,111)	(7,084)
Gross profit	3,724	972
Operating expenses	(668)	(610)
Operating income	3,056	362
Comprehensive financing (expenses) income, net	(495)	(561)
Other income, net	(39)	15
Income (loss) before the following provisions	2,522	(184)
Provisions for income tax, assets tax and deferred tax	(682)	99
Employees' profit sharing	(18)	(9)
Income (loss) before equity in associated company	1,822	(94)
Equity in income (loss) of associated company	290	176
Consolidated net income (loss)	**2,112**	**82**
Net (income) loss corresponding to minority interest	**(45)**	**7**
Net income (loss) corresponding to majority interest	**$ 2,067**	**$ 89**
Net majority income (loss) per share corresponding to majority interest	4.0819	0.1754
Net majority income (loss) per ADS/GDS	24.4913	1.0523

Consolidated Statement of Changes in the Financial Position

For the period ended June 30, 2004, with comparative figures for 2003
(Million Pesos as of June 2004)

	2004	2003
Operations:		
Consolidated net income (loss)	$ 2,112	$ 82
Items not affecting resources:		
Depreciation and amortization	693	697
Equity in income (loss) of associated company	(290)	(176)
Deferred income taxes	526	(133)
Other, net	64	61
	3,105	531
Changes in working capital other than financing:		
Accounts receivable	(927)	(185)
Inventories	(780)	(278)
Accounts payable and accrued expenses	591	59
	(1,116)	(404)
Resources provided by operations	**1,989**	**127**
Financing:		
Loans received	99	392
Repayment of loans	(1,165)	(125)
Increase in minority interest	(12)	(10)
Resources provided by financing activities	**(1,078)**	**257**
Investment:		
Property, plant and equipment, net	(200)	(224)
Deferred charges	(78)	(60)
Other, net	(8)	(88)
Resources used in investment activities	**(286)**	**(372)**
Decrease (increase) in cash and cash equivalents	**625**	**12**
Cash and cash equivalents at the beginning of the period	975	616
Cash and cash equivalents at the end of the period	**$ 1,600**	**$ 628**

RECEIVED
2004 AUG -9 A 7:2?
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Hylsamex
El Acero de México®

Julio 28, 2004

Para mayor información:
Othón Díaz +(52) 81-8865-1240 odiaz@hylsamex.com.mx
Ismael De La Garza +(52) 81-8865-1224 idelagarza@hylsamex.com.mx
Kevin Kirkeby +(646) 284-9416 kkirkeby@hfgcg.com

Resultados al Segundo Trimestre 2004

La información contenida en este reporte está basada en información financiera no auditada, y se presenta en pesos constantes (Ps.) con poder adquisitivo del 30 de junio del año 2004 y en toneladas métricas. Cifras del estado de resultados y el flujo de efectivo se convirtieron a dólares (US$) utilizando el tipo de cambio promedio de cada mes, mientras que cuentas del balance se convirtieron con el tipo de cambio de fin de periodo.

HECHOS SOBRESALIENTES

- Hylsamex generó EBITDA de US$222 millones en 2T04, rebasando los US$110 millones y US$45 millones registrados en el trimestre anterior y el mismo período de 2003, respectivamente. El margen de EBITDA alcanzó 38% en 2T04.
- El EBITDA por tonelada alcanzó US$282/tonelada, más del doble del US$140/tonelada generado en el trimestre anterior y más de 4 veces del US$63/tonelada logrado en el mismo trimestre de 2003.
- La mayor generación de efectivo permitió tener una reducción adicional de la deuda neta durante 2T04, la disminución fue de US$95 millones, alcanzando un saldo de US$867 millones al 30 de junio de 2004. Las reservas de efectivo fueron US$140 millones, US$55 millones por encima del saldo a fines de 2003. La Deuda Neta a EBITDA U12M fue de 2.0x en 2T04; la Cobertura de Intereses U12M mejoró a 4.5x.
- De nuevo se registró un fuerte volumen de ventas: los embarques alcanzaron 786,700 toneladas en 2T04, nivel similar al del trimestre previo pero 11% mayor que en el mismo trimestre de 2003.
- Siguiendo la tendencia de los precios internacionales, el ingreso por tonelada de Hylsamex continuó aumentando en 2T04 a US$748/tonelada, 28% y 43% mayor que el nivel registrado en el trimestre previo y el mismo período de 2003, respectivamente. El ingreso alcanzó US$589 millones en 2T04.
- El costo por tonelada totalizó US$468/tonelada en 2T04, 5% mayor que el US$446/tonelada obtenido en el trimestre anterior y sólo 1% más que el US$465/tonelada registrado en el mismo trimestre de 2003. Un mayor uso de fierro esponja explica la estabilidad en el costo por tonelada.
- La utilidad neta para 2T04 sumó US$124 millones (Ps.1,410 millones), aumentando con respecto a las utilidades de US$63 millones (Ps.702 millones) y US$44 millones (Ps.478 millones) reportadas en el trimestre anterior y el mismo período de 2003, respectivamente.
- Hylsamex continúa creciendo orgánicamente, invirtiendo en productos y servicios de valor agregado mediante las operaciones de acero recubierto: en E.U., nueva capacidad de procesamiento será instalada, así como tres nuevos centros de servicio y distribución además de los cuatro que ya están en operación.

- El 15 de julio de 2004, Hylsamex colocó exitosamente 101 millones de acciones L en los mercados de capital locales e internacionales a un precio de Ps.16.00 por acción L. Los recursos netos de la oferta totalizaron US$137 millones, los cuales fueron utilizados para prepagar deuda bancaria. Considerando los recursos netos de la emisión de capital, la deuda neta al 30 de junio de 2004 disminuye a US$730 millones y por consiguiente, la razón de Deuda Neta a EBITDA U12M se reduce a 1.7x.

RESUMEN



EBITDA por Tonelada
(US$/Tonelada)
320
280
240
200
160
120
80
40
0
93
66
71
65
140
282
2000
2001
2002
2003
1T04
2T04

Hylsamex terminó el segundo trimestre de 2004 con un flujo de efectivo de operación sin precedentes desde su lanzamiento como empresa pública en 1994. Hylsamex reportó EBITDA de US$222 millones en 2T04? la Compañía duplicó la generación de EBITDA de US$110 millones del trimestre anterior, que representaba un récord. El EBITDA de 2T04 de Hylsamex también rebasó fácilmente el EBITDA de US$187 millones generado durante todo el año de 2003. En una base por tonelada, el EBITDA alcanzó US$282/tonelada, que de nuevo, representa más del doble del US$140/tonelada obtenido en el trimestre anterior y más de cuatro veces el US$63/tonelada logrado en el mismo trimestre de 2003.

El mayor nivel de generación de EBITDA de 2T04 es una consecuencia tanto del aumento de los precios de los productos de acero, como de las fortalezas inherentes a la estructura de Hylsamex: un minimill con integración vertical, que incluye el acceso a fuentes de mineral de hierro de bajo costo, y que produce y procesa una amplia variedad de productos de acero con un énfasis significativo en productos de valor agregado. El ingreso por tonelada de la Compañía aumentó 43% en relación con el mismo trimestre de 2003, alcanzando US$748/tonelada en 2T04, al consolidar los incrementos de precio anunciados en 1T04 e implementar aumentos de precio adicionales en 2T04. El ambiente favorable de precios, aunado a sólidos volúmenes de ventas durante 2004, ocasionaron que Hylsamex excediera la marca de US$1 mil millones en ingresos en sólo los primeros seis meses de operaciones de 2004. Con respecto a costos, la Compañía continuó reflejando una estabilidad relativa gracias a la mayor producción de fierro esponja, que permitió que Hylsamex mantuviera una mayor proporción de fierro esponja en su carga metálica en comparación a años anteriores. Como consecuencia de la renovada competitividad del fierro esponja en comparación a la chatarra, y en contraste con productores de acero que están menos integrados en sus procesos productivos, la flexibilidad de la carga metálica de la Compañía le permitió registrar incrementos de solamente 5% y 1% en el costo por tonelada en comparación al trimestre anterior y el mismo periodo de 2003, respectivamente.



Volumen de Ventas
('000 Toneladas)
900
800
700
600
500
400
300
200
2T 01
4T 01
2T 02
4T 02
2T 03
4T 03
2T 04



Ingreso por Tonelada
(US$/ton)
800
700
600
500
400
300
200
2T 01
4T 01
2T 02
4T 02
2T 03
4T 03
2T 04



Costo Erogable
(US$/ton)
600
500
400
300
200
2T 01
4T 01
2T 02
4T 02
2T 03
4T 03
2T 04

El evidente incremento en la rentabilidad operativa de Hylsamex en lo que va de 2004 está cambiando radicalmente la estructura de capital de la Compañía. La administración permanece comprometida ha fortalecer el perfil financiero, lo cual se percibió durante 2T04, cuando la Compañía realizó US$85 millones en prepagos de deuda bancaria. Junto con el estricto control de costos y gastos, la Compañía acumuló flujo de efectivo libre y terminó el trimestre con US$140 millones de reservas de efectivo, que representa US$55 millones de incremento con relación al saldo al final de 2003. Consecuentemente, la deuda neta fue disminuida en US$95 millones durante 2T04, a un saldo de US$867 millones, que significa una reducción de 14% del nivel de US$1,014 millones registrado al 31 de diciembre de 2003. En lo que va de 2004, las razones financieras de Hylsamex también se han fortalecido considerablemente. La razón de Deuda Neta a EBITDA U12M se redujo a 2.0x al final de 2T04, de 5.4x a fines de 2003. La Cobertura de Intereses aumentó a 4.5x, en comparación a las 2.0x al 31 de diciembre de 2003. Considerando los recursos netos de US$137 millones de la emisión de capital, la deuda neta al 30 de junio de 2004 disminuye a US$730 millones y por consiguiente, la razón de Deuda Neta a EBITDA U12M se reduce a 1.7x. Las siguientes gráficas describen el comportamiento a través del tiempo de las razones financieras clave, la deuda neta y las reservas de efectivo:


Reservas de Efectivo
US$ millones
Deuda Neta
US$ millones
160
140
120
100
80
60
40
20
0
1,400
1,300
1,200
1,100
1,000
900
800
700
600
140
867
730
1T 02
2T 02
3T 02
4T 02
1T 03
2T 03
3T 03
4T 03
1T 04
2T 04
Efectivo
Deuda Neta
Deuda Neta Proforma


Apalancamiento
Veces
Cobertura de Intereses
Veces
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
5.0
4.0
3.0
2.0
1.0
0.0
4.5
2.0
1.7
1T 02
2T 02
3T 02
4T 02
1T 03
2T 03
3T 03
4T 03
1T 04
2T 04
Deuda Neta / EBITDA U12M
EBITDA U12M / Intereses
Apalancamiento Proforma

En los primeros seis meses de 2004, Hylsamex ha erogado US$26 millones en inversiones en activo fijo, de su presupuesto anual de US$70 millones. Hylsa, la subsidiaria productora de acero, tiene un programa de inversiones limitado enfocado a reemplazo de equipo, preparación de minas y proyectos de conservación de energía y sustitución de energéticos. Hylsa planea invertir aproximadamente US$39 millones en 2004 (incluyendo US$15 millones para preparación de minas).

En Galvak, la subsidiaria de Hylsamex que produce acero recubierto, el programa de inversiones destinará US$31 millones a proyectos de nuevos productos, incremento en capacidad de productos de valor agregado y expansión geográfica. Durante el trimestre, la subsidiaria inició la producción en la nueva "Línea de Acanalado #4", que enriquecerá la mezcla de productos de valor agregado de Galvak y agregará 4,000 toneladas mensuales de producción a este proceso. Adicionalmente, según lo previsto, la compañía comenzará a operar dos líneas de perfiles recubiertos durante la segunda mitad de 2004. Otros proyectos relevantes incluyen: introducción de nuevas líneas de procesamiento (slitters y acanaladoras), compra de software que optimizará la producción y la logística en toda la compañía, inauguración de tres centros de servicio y distribución en E.U. además de los cuatro que ya están en operación, y establecer conexiones de ferrocarril a vías principales para facilitar el movimiento hacia el exterior y hacia Galvak de producto terminado y suministros.

Además, Hylsamex ha aprobado la instalación de capacidad de procesamiento en E.U., con planes para comenzar operaciones a mediados de 2005.

En *resumen, la industria del acero en el mundo ha vivido un año extraordinario en lo que va de* 2004, con el beneficio de una demanda de acero que continúa robusta a causa de la reactivación económica en las regiones claves, como lo son E.U., China, Japón y Europa. Asímismo, el crecimiento de la oferta de acero ha sido limitado en respuesta a la mayor demanda debido a los siguientes factores: la tendencia de consolidación en la industria, los cierres definitivos de capacidad productiva, la escasez de materia prima que principalmente afecta a los productores que utilizan alto horno, y la insuficiente inversión en años recientes. En México, un ambiente económico más positivo ha impactado favorablemente la demanda para los productos de Hylsamex. Por tanto, Hylsamex permanece prudentemente optimista para lo que resta de 2004. En los siguientes trimestres, elementos como el crecimiento económico de China y E.U. y su efecto en los precios internacionales del acero, junto con la volatilidad en el costo de energéticos, permanecen como las variables importantes para evaluar el desempeño de la Compañía.

VOLUMEN DE VENTAS

Hylsamex registró un segundo trimestre consecutivo con un sólido volumen de ventas, por mayores exportaciones de productos planos (incluye productos planos, recubiertos y tubulares), que crecieron 8% contra el trimestre anterior. Los embarques totales para 2T04 alcanzaron 786,700 toneladas, similares a las 787,800 toneladas del trimestre previo y 11% o 80,300 toneladas mayores que las 706,400 toneladas del mismo trimestre de 2003.

Embarques
('000 toneladas)


706
788
787
Exp
Dom
2T03
1T04
2T04

El volumen de ventas permaneció fuerte en el mercado doméstico en 2T04, a pesar de que se observó una ligera disminución contra el trimestre previo debido a que Semana Santa ocurrió en abril. El volumen de ventas doméstico alcanzó 618,500 toneladas, 13,800 toneladas o 2% menores que las 632,300 del trimestre anterior pero 7% o 39,500 toneladas mayores que las 579,000 toneladas registradas en el mismo trimestre de 2003. El crecimiento contra el mismo trimestre del año anterior se derivó por mayores ventas de productos planos y de alambrón. El aumento en volúmenes domésticos para 2T04 revela una mejora en los fundamentales locales.

Ingreso Exportación
(US$ millones)


76
92
131
2T03
1T04
2T04

El volumen de exportación durante 2T04 alcanzó 168,200 toneladas, 8% o 12,700 toneladas superiores a las 155,500 toneladas del trimestre anterior y 32% o 40,800 toneladas mayores que las 127,400 toneladas exportadas en el mismo trimestre de 2003. Ambos aumentos resultaron de exportaciones adicionales de productos planos, las cuales crecieron 8% y 28% comparadas al trimestre anterior y al mismo trimestre de 2003, respectivamente. Los precios de exportación en 2T04 calculados en dólares nominales aumentaron 30% y 38% contra el trimestre anterior y el mismo trimestre de 2003, respectivamente, siguiendo la tendencia de los precios internacionales. Con el impulso de mayores precios y un volumen sólido, Hylsamex generó ingresos de exportación de US$131 millones en 2T04, reflejando un aumento de

43% contra los ingresos de US$92 millones del trimestre previo y un incremento de 72% en relación a los ingresos de US$76 millones logrados en el mismo trimestre de 2003. Hylsamex exportó una mezcla de producto más rica, que consistió en mayores productos planos y que también aumentó el precio de exportación promedio por tonelada. La Compañía sigue apreciando una demanda robusta de acero a nivel mundial.

Durante el período enero-junio 2004, Hylsamex ha vendido 1,574,500 toneladas, volumen 10% superior a los embarques de 1,429,200 toneladas registrados en los primeros seis meses de 2003. Las ventas domésticas crecieron 13%, a un nivel de 1,250,800 toneladas, mientras que las ventas de exportación fueron casi idénticas con 323,700 toneladas en 2004 y 323,500 toneladas en 2003. La reactivación del crecimiento económico en las regiones más importantes del mundo, así como en México, ha permitido registrar mayor volumen de ventas en 2004.

INGRESO

Los ingresos de Hylsamex aumentaron notablemente en 2T04 como resultado del crecimiento en los precios internacionales del acero y un sólido volumen de ventas. La Compañía generó ingresos por US$589 millones (Ps.6,688 millones) en 2T04, 30% por encima de los US$461 millones (Ps.5,147 millones) obtenidos en el trimestre anterior y 66% mayores que los US$369 millones (Ps.4,022 millones) alcanzados en el mismo trimestre de 2003.

La principal razón detrás del crecimiento sustancial en los ingresos fue la serie de aumentos de precio implementada por la administración en todas las líneas de productos, alineando así los precios de Hylsamex con los precios que prevalecen en los mercados internacionales. Los precios también reflejan el mayor costo de ciertos insumos como la chatarra. Los aumentos de precio fueron aplicados a las ventas spot, que representan aproximadamente 87% del volumen de ventas total de Hylsamex. Durante 2T04, el precio promedio de Hylsamex también se benefició de la consolidación de los aumentos de precio anunciados en el trimestre anterior. Adicionalmente, la mezcla de productos de valor agregado ha ayudado a Hylsamex a mejorar el precio promedio de la Compañía.

Como resultado de los aumentos de precio en 2T04 y la consolidación de los aumentos anunciados en 1T04, el ingreso por tonelada medido en dólares aumentó considerablemente a US$748/tonelada en 2T04, que consiste de un precio promedio de acero de US$710/tonelada y de un US$38/tonelada de contribución de otros ingresos relacionados con el acero. El precio promedio de acero para 2T04 creció US$159 o 29% comparado con el nivel de US$551/tonelada registrado el trimestre anterior y aumentó US$235 o 49% en relación al nivel de US$475/tonelada alcanzado en el mismo trimestre de 2003. Los otros ingresos relacionados con el acero aumentaron US$4/tonelada cuando son evaluados contra el US$34/tonelada reportado en el trimestre anterior, pero disminuyeron US$10/tonelada en relación al US$48/tonelada del mismo trimestre de 2003.

Previsiblemente, los ingresos expresados en Pesos también aumentaron significativamente contra ambos períodos. Comparado con el trimestre anterior, la Compañía obtuvo un 30% de crecimiento en ingresos en Pesos. El aumento se explica totalmente por el incremento de 30% en el ingreso promedio por tonelada expresado en Pesos (Ps.8,501 en 2T04 vs. Ps.6,533 en 1T04). El aumento en el ingreso por tonelada se produjo por la consolidación de los aumentos de precio anunciados en el primer trimestre de 2004, y también por los incrementos de precios del 2T04, conforme Hylsamex fue aplicando gradualmente los nuevos niveles de precio. En relación con el mismo trimestre de 2003, los ingresos aumentaron 66% expresados en Pesos. Este incremento importante está compuesto de un alza de 49% en el ingreso promedio por tonelada expresado en Pesos (Ps.8,501 en 2T04 vs. Ps.5,694 en 2T03) y el crecimiento en volumen de ventas de 11%.

Hasta ahora, en sólo seis meses de operaciones en 2004, Hylsamex ha rebasado la marca de US$1 mil millones en ingresos. La Compañía ha generado US$1,050 millones (Ps.11,835 millones) de

ingresos en los primeros seis meses de 2004, un incremento notable de 45% en relación a los ingresos de US$724 millones (Ps.8,056 millones) obtenidos en el período comparable de 2003. El ingreso promedio por tonelada durante los primeros seis meses de 2004 alcanzó US$667/tonelada, un aumento de 32% comparado con el ingreso promedio por tonelada de US$506/tonelada logrado en el período comparable de 2003.

Volumen de Ventas e Ingreso

('000s de Toneladas y Millones de Pesos Constantes a Junio 30, 2004)

	2T04		1T04		2T03		6M04		6M03	
	Tons	Ps.	Tons	Ps.	Tons	Ps.	Tons	Ps.	Tons	Ps.
Mercado Doméstico	618.5	5,193.6	632.3	4,121.3	579.0	3,188.0	1,250.8	9,314.9	1,105.7	6,212.7
Mercado Exportación	168.2	1,493.9	155.5	1,025.7	127.4	832.4	323.7	2,519.6	323.5	1,843.4
Total	786.7	6,687.5	787.8	5,147.0	706.4	4,020.4	1,574.5	11,834.5	1,429.2	8,056.1

COSTO DE VENTAS

Durante 2T04, Hylsamex continuó operando a altos niveles de utilización para hacer frente a una fuerte demanda. Con un ambiente de costos de insumos similar al observado en el primer trimestre de 2004, la Compañía mantuvo la producción de fierro esponja cerca de la capacidad máxima y continuó beneficiándose de la renovada competitividad del fierro esponja en comparación a la chatarra. Consecuentemente, y en contraste con productores de acero que están menos integrados en sus procesos productivos, la integración vertical de Hylsamex y la flexibilidad de su carga metálica le permitieron registrar solamente aumentos moderados en el costo de ventas total y en el costo por tonelada, a pesar de los altos precios del gas natural, que no obstante, se han mantenido relativamente estables.

Como una señal de una demanda que permanece robusta, el Molino #1 de la División de Aceros Planos (la planta principal de productos planos utilizada antes de la modernización de mediados de los 1990s) continúa operando a un ritmo para producir 35,000 toneladas mensuales, similar al ritmo observado en el trimestre anterior. La producción en el Molino #1 es totalmente en una base de costo variable (v.g. no se incide en costos fijos) y se arranca y se detiene fácilmente cuando se requiere.

La Compañía enfrentó mayores costos de energéticos en 2T04, particularmente de gas natural, debido a que los altos precios del petróleo no permitieron que los precios del gas natural cayeran en la primavera y el verano, meses durante los cuales habitualmente bajan los precios del gas natural por la menor demanda y la respectiva acumulación de inventarios. En relación al precio de la chatarra, mientras que ha retrocedido de sus máximos históricos de US$250/tonelada alcanzados a fines de marzo, el precio de la chatarra se estabilizó en US$160/tonelada durante la mayoría del 2T04 y rebotó a US$222/tonelada al 23 de julio[1]. A pesar de un mayor precio del gas natural y una disminución en el costo de la chatarra, la competitividad de Hylsamex basada en el fierro esponja persistió y la producción de fierro esponja continuó. En 2T04, Hylsamex utilizó 30% más fierro esponja que en el mismo trimestre de 2003.

El costo de ventas para 2T04 alcanzó US$368 millones (Ps.4,185 millones), 5% superior a los US$352 millones (Ps.3,926 millones) registrados en el trimestre anterior y 12% por encima de los US$328 millones (Ps.3,581 millones) del mismo periodo de 2003. Mientras que el aumento en el costo de ventas versus el trimestre anterior se debió a alzas en el costo de energía y mayores precios de la chatarra, el incremento contra el mismo trimestre de 2003 resultó de un mayor costo de energía, precios más altos de chatarra, así como mayores niveles de embarques.

El costo por tonelada para 2T04 llegó a US$468/tonelada, US$22/tonelada o 5% mayor que el US$446/tonelada alcanzado en el trimestre anterior y US$3/tonelada o 1% superior al US$465/tonelada

[1] Precio de chatarra "Heavy Melting #1", promedio de Pittsburgh, Chicago y Philadelphia; American Metal Market.

registrado en el mismo trimestre de 2003. El aumento de US$22/tonelada en el costo por tonelada contra el trimestre anterior fue compuesto de un incremento de $19/tonelada en el costo variable y un alza de $3/tonelada en el costo fijo. Un mayor costo de energéticos e incrementos en el precio de la chatarra explican el aumento en el costo variable. Con respecto al incremento de US$3/tonelada en el costo por tonelada versus el mismo trimestre de 2003, se explica por un aumento de US$21/tonelada en el costo variable, casi totalmente compensado con una reducción de US$18/tonelada en el costo fijo. El aumento en el costo variable fue causado por mayores costos de energéticos y de la chatarra, mientras que un mayor nivel de embarques permitió un mejor prorrateo de costos fijos que produjo una disminución en el costo fijo por tonelada. En seguida se presenta una explicación del comportamiento durante el trimestre de los elementos importantes del costo de ventas:

Energéticos: El costo efectivo de gas natural para Hylsamex durante 2T04 alcanzó US$5.66/MMBtu (que corresponde a un precio de referencia de US$5.78/MMBtu en el sur de Texas), cifra que es 10% mayor que el US$5.15/MMBtu registrado en el trimestre anterior y 13% superior al US$5.03/MMBtu observado en el mismo trimestre de 2003. Durante 2T04, la Compañía recibió un descuento de US$0.375/MMBtu en su costo de gas natural, por 200 contratos mensuales, como resultado de la monetización del techo de US$5.00/MMBtu llevada a cabo en 4T03. La Compañía continuamente está monitoreando y estudiando el mercado de gas natural para administrar su exposición a este insumo. A la fecha de este reporte, el programa de cobertura de gas natural comprende las siguientes posiciones:


Insumos Energéticos
Precios Trimestrales
7.0
6.0
5.0
4.0
3.0
2.0
Gas Natural
Sur de Texas
1T 02
2T 02
3T 02
4T 02
1T 03
2T 03
3T 03
4T 03
1T 04
2T 04
Electricidad (US ¢/KWh)
Gas Natural (US$/MMBtu)

- 2004: 63% de las necesidades de noviembre y diciembre cubiertas con un túnel sin costo entre US$4.1225-5.00/MMBtu contra el precio del Sur de Texas; la Compañía mantiene el piso del túnel en US$4.1225/MMBtu para el 63% de las necesidades de julio a octubre.

- 2005: 32% de los requerimientos anuales cubiertos con un swap a US$4.58/MMBtu, con un techo en US$7.00/MMBtu, contra el precio de NYMEX, que en 2003 fue US$0.25/MMBtu mayor que el precio del Sur de Texas (precio de referencia en México), en promedio.

Valuación de las coberturas de gas natural[2]: al 26 de julio de 2004 el valor estimado de las posiciones de cobertura de gas natural de Hylsamex asciende a US$21 millones (que representa una cantidad positiva).

El costo de la electricidad para 2T04 fue de US¢4.16/Kwh, 5% más alto que el US¢3.96/Kwh registrado en el trimestre anterior y 3% menor que el US¢4.30/Kwh observado en el mismo trimestre de 2003. La variación versus el trimestre anterior fue causada por las alzas en los precios internacionales de los hidrocarburos.

Carga Metálica: El costo ponderado de la carga metálica aumentó US$22/tonelada o 13% con respecto al trimestre anterior y también fue US$37/tonelada o 24% superior al obtenido en el mismo trimestre de 2003. En ambas variaciones, el incremento en el costo de la carga metálica fue principalmente causado por el mayor costo de la chatarra, mientras que el costo del fierro esponja permaneció notablemente estable.

El costo del fierro esponja aumentó US$8/tonelada o 5% en 2T04 contra el trimestre anterior, pero disminuyó US$1/tonelada o 1% versus el mismo trimestre de 2003. La baja volatilidad se debe a la estabilidad relativa en el costo del gas natural para Hylsamex, que ha permanecido alrededor de US$5.00/MMBtu desde 2003, en parte como resultado de la estrategia de cobertura de la Compañía. Desde fines de 2003, el fierro esponja ha recuperado su competitividad comparado con la chatarra, debido a la tendencia alcista en el precio de ésta última. Por consiguiente, la posición competitiva de

[2] La valuación estimada de los derivados de gas corresponde a cálculos internos de la compañía.

Hylsamex ha sido realzada en comparación a productores de acero que están menos integrados en sus procesos productivos.

El costo para Hylsamex de su mezcla de chatarra doméstica incrementó substancialmente US$45/tonelada o 26% contra el trimestre anterior, y también registró un alza de US$77/tonelada o 55% comparado con el mismo trimestre de 2003. Las variaciones obedecen a la tendencia alcista en el precio de la chatarra en E.U.

El costo para Hylsamex de su mezcla de chatarra importada retrocedió ligeramente después del aumento importante observado en el trimestre anterior: el costo disminuyó US$9/tonelada o 4% versus el trimestre anterior debido a una mayor oferta de chatarra en el mercado, después de un incremento pronunciado en los precios de la chatarra en E.U. causado por una fuerte demanda de los consumidores, incluyendo demanda asiática por este insumo. En la comparación contra el mismo trimestre de 2003, el costo de la chatarra importada creció considerablemente en US$81/tonelada o 50%, de nuevo, derivado de las tendencias recientes en los precios de la chatarra en E.U. El aumento en los precios de la chatarra no debe ser visto aisladamente, porque son un reflejo de lo apretado que están los mercados internacionales del acero.

El costo de ventas para los primeros seis meses de 2004 ascendió a US$720 millones (Ps.8,111 millones), lo que significa un aumento de 14% del nivel de costos de US$637 millones (Ps.7,084 millones) registrado en el mismo período de 2003. El aumento de 15% en el costo de ventas refleja el 10% de incremento en embarques y un mayor costo variable. El costo por tonelada permaneció relativamente estable, al aumentar solamente US$12/tonelada o 3%, de US$445/tonelada en los primeros seis meses de 2003 a US$457/tonelada en el mismo período de 2004. En esta comparación, el costo variable subió US$23/tonelada como resultado de mayores costos de la chatarra y el gas natural, que fueron parcialmente compensados por una reducción de US$11/tonelada en costos fijos causada por los mayores embarques en 2004.

GASTOS DE OPERACIÓN

Los gastos de operación para 2T04 alcanzaron US$29 millones (Ps.328 millones), 5% menores que los US$30 millones (Ps.339 millones) registrados en el trimestre anterior y 4% mayores que los US$28 millones (Ps.302 millones) reportados en el mismo trimestre de 2003. La estabilidad de los gastos de operación refleja el control estricto ejercido por la administración en esta área, donde la mayoría de los costos son fijos. La escasa variación en el nivel absoluto de gastos de operación, en conjunto con el aumento en ingresos, produjo una caída considerable en la razón de gastos de operación a ventas, que disminuyó a 4.9% en 2T04, menor que el 6.6% y el 7.5% observados en el trimestre anterior y el mismo trimestre de 2003, respectivamente. En una base por tonelada, los gastos de operación alcanzaron US$37/tonelada, registrando pequeñas reducciones de US$2/tonelada en las comparaciones contra el trimestre anterior y el mismo trimestre de 2003, respectivamente.

Para los seis meses terminados en junio de 2004, los gastos de operación totalizaron US$59 millones (Ps.668 millones), 8% superiores a los US$55 millones (Ps.610 millones) registrados en los primeros seis meses de 2003. En los primeros seis meses de 2004, la razón de gastos de operación a ventas disminuyó a 5.6% en comparación al 7.6% registrado en el mismo período de 2003.

UTILIDAD DE OPERACIÓN Y EBITDA

En lo que va de 2004, Hylsamex ha logrado generar una utilidad de operación y EBITDA récords para un trimestre y para un período de seis meses. La utilidad de operación para 2T04 totalizó US$191 millones (Ps.2,175 millones), US$112 millones mayor que los US$79 millones (Ps.881 millones) obtenidos

en el trimestre anterior y US$178 millones superior a los US$13 millones (Ps.139 millones) logrados en el mismo trimestre de 2003. El margen operativo de Hylsamex para 2T04 alcanzó 33%, considerablemente por encima de los márgenes operativos de 17% y 3% registrados en el trimestre anterior y el mismo trimestre de 2003, respectivamente.

EBITDA Trimestral
(US$ Millones)


240
200
160
120
80
40
0
222
1T 2T 3T 4T 1T 2T 3T 4T 1T 2T 3T 4T 1T 2T
01 01 01 01 02 02 02 02 03 03 03 03 04 04

EBITDA por Tonelada
(US$/Tonelada)


320
280
240
200
160
120
80
40
0
93
66
71
65
140
282
2000 2001 2002 2003 1T04 2T04

Solamente en 2T04, Hylsamex generó más EBITDA que en todo el año de 2003. En 2T04, la Compañía generó EBITDA de US$222 millones (Ps.2,521 millones), que es más de dos veces los US$110 millones (Ps.1,227 millones) obtenidos en el trimestre anterior y es casi cinco veces los US$45 millones (Ps.487 millones) conseguidos en el mismo trimestre de 2003. El margen de EBITDA de Hylsamex alcanzó 38% durante 2T04, significativamente por encima de los márgenes de EBITDA de 24% y 12% del trimestre previo y el mismo trimestre de 2003, respectivamente. En una base por tonelada, el EBITDA alcanzó US$282/tonelada, que representa más del doble del US$140/tonelada obtenido en el trimestre anterior y más de cuatro veces el US$63/tonelada logrado en el mismo trimestre de 2003.

Comparado al trimestre anterior, el impulso adicional en rentabilidad se explica fundamentalmente por los aumentos de precio que fueron exitosamente implementados en 2T04 por la administración en todas las líneas de productos, así como la consolidación durante 2T04 de los aumentos de precio anunciados en el trimestre anterior. En la comparación contra el mismo trimestre de 2003, Hylsamex se benefició tanto de los mayores precios como de su posición privilegiada como un minimill eficiente y verticalmente integrado, que le permitió ampliar sus márgenes de utilidad más que otros productores de acero porque los costos unitarios de producción de la Compañía aumentaron sólo marginalmente. En menor grado, los mayores embarques permitieron un mejor prorrateo de costos fijos que adicionalmente incrementó la rentabilidad.

La utilidad de operación acumulada durante los primeros seis meses de 2004 totalizó US$271 millones (Ps.3,056 millones), más de ocho veces la utilidad de operación obtenida en el mismo período de 2003, que fue de US$32 millones (Ps.362 millones). El EBITDA también aumentó notablemente, ya que Hylsamex ha generado US$332 millones (Ps.3,749 millones) en la primera mitad de 2004, más de tres veces el EBITDA de US$95 millones (Ps.1,059 millones) acumulado en el mismo período de 2003.

RESULTADO INTEGRAL DE FINANCIAMIENTO (RIF)

Hylsamex registró en 2T04 una ganancia financiera neta de US$43 millones (Ps.513 millones), que se compara con la ganancia financiera neta de US$1 millón (Ps.18 millones) y el costo financiero neto de US$1 millón (Ps.10 millones), reportados en el trimestre anterior y el mismo trimestre de 2003, respectivamente. Las variaciones en el RIF observadas en los períodos de comparación tienen que ver principalmente con las fluctuaciones significativas en la paridad Peso-dólar y su efecto sobre la deuda que casi en su totalidad está contratada en la divisa estadounidense. Durante 2T04, la Compañía

también experimentó una pequeña reducción en sus gastos financieros netos comparado al trimestre anterior, como resultado de menores intereses devengados por la reducción de US$95 millones de la deuda neta en el trimestre y un ligero aumento en productos financieros por mayores saldos promedio de efectivo.

En la primera mitad de 2004, la Compañía registró un costo financiero neto de US$41 millones (Ps.495 millones), 18% menor que el costo financiero neto de US$50 millones (Ps.561 millones) reportado para el mismo período de 2003. La mayor parte de la reducción obedece a mayores ganancias monetarias en 2004 causadas por un pequeño repunte en la inflación doméstica durante el primer trimestre, y en menor grado, a disminuciones en gastos financieros y pérdidas cambiarias.

Resultado Integral de Financiamiento
Millones de Pesos Constantes a Junio 30, 2004

	2T04	1T04	2T03	6M04	6M03
Productos Financieros	22.5	12.7	10.6	35.2	40.5
Gastos Financieros	(263.5)	(266.3)	(275.3)	(529.8)	(542.0)
Gastos Financieros, neto	(241.0)	(253.6)	(264.7)	(494.6)	(501.5)
Efecto en Cambio de Paridad	(272.6)	86.9	267.2	(185.7)	(183.3)
Resultado por Posición Monetaria	(3.7)	205.4	(14.2)	201.7	135.1
Act. Pasivo Laboral	0.3	(16.0)	1.6	(15.7)	(14.4)
CIF Capitalizado	3.9	(4.3)	(0.1)	(0.4)	2.9
Total CIF	(513.1)	18.4	(10.2)	(494.7)	(561.2)
Variables Macroeconómicas					
Paridad Ps / US$ fin del período	11.4116	11.1540	10.4808	11.4116	10.4808
(Apreciación) / Depreciación del Peso	2.31%	(0.73%)	(2.66%)	1.56%	1.63%
Inflación Doméstica	-0.01%	1.62%	-0.11%	1.61%	1.26%

RESULTADO NETO CONSOLIDADO

Durante 2T04, la Compañía registró una utilidad neta consolidada de US$124 millones (Ps.1,410 millones), que refleja aumentos sustanciales comparado a la utilidad neta de US$63 millones (Ps.702 millones) y US$44 millones (Ps.478 millones) reportada en el trimestre anterior y el mismo trimestre de 2003, respectivamente. En ambas variaciones, el resultado neto mejoró principalmente a causa del repunte marcado en rentabilidad operativa y mayor utilidad por método de participación en Sidor, a pesar del reconocimiento de pérdidas cambiarias en lugar de ganancias y un mayor reconocimiento de impuestos diferidos.

Hylsamex ha generado una utilidad neta consolidada de US$187 millones (Ps.2,112 millones) durante los primeros seis meses de 2004, que se compara favorablemente con la utilidad neta de US$9 millones (Ps.82 millones) reportada para el mismo período de 2003. La variación tan significativa se debe principalmente al repunte positivo en la rentabilidad operativa de la Compañía de 2003 a 2004.

Integración de la Utilidad (Pérdida) Neta
Millones de Pesos Constantes a Junio 30, 2004

	2T04	6M04
Utilidad de Operación	2,174.9	3,055.9
Costo Integral de Financiamiento	(513.1)	(494.7)
Otros ingresos (gastos), neto	(12.4)	(39.0)
Impuestos, Causados y Diferidos	(481.5)	(700.2)
Participación en resultados de asociadas	241.9	289.6
Utilidad Neta Consolidada en 2T04	1,409.8	
Utilidad Neta Consolidada en 6M04		2,111.6

VARIACIÓN DE LA DEUDA NETA EN 2T04

Deuda Neta de Caja: La deuda neta de Hylsamex al 30 de junio de 2004 alcanzó US$867 millones, US$95 millones o 10% menor que el saldo de US$962 millones que se tenía el 31 de marzo de 2004. La reducción de deuda neta contra el trimestre anterior se obtuvo mediante los prepagos de deuda bancaria realizados por la Compañía por US$85 millones, un aumento de US$5 millones durante el trimestre en las reservas de efectivo, que alcanzaron US$140 millones al 30 de junio de 2004, y amortizaciones menores de deuda.

Variación de la Deuda
Millones de US$

Deuda neta al 31 de marzo de 2004	962.2
Generación de efectivo	-222.0
Inversión en capital de trabajo operativo	92.9
Otras partidas (1)	-6.3
Intereses acumulados	18.5
Impuestos	6.3
Inversión en activo fijo	12.6
Intereses PIK acumulados	2.8
= Deuda neta al 30 de junio de 2004	867.0

(1) Principalmente pasivo laboral.

Impuestos Pagados: Los impuestos pagados durante 2T04 ascendieron a US$6 millones, menores que los US$10 millones erogados en el trimestre anterior y los US$7 millones pagados en el mismo trimestre de 2003. Al 30 de junio de 2004, la Compañía mantiene US$302 millones y US$153 millones en pérdidas fiscales pendientes de amortizar y créditos de impuesto al activo, respectivamente. Las pérdidas fiscales pendientes de amortizar pueden utilizarse para reducir utilidades fiscales futuras y en consecuencia, disminuir el impuesto sobre la renta causado. Adicionalmente, si el impuesto sobre la renta causado es mayor que el impuesto al activo, los créditos de impuesto al activo se pueden utilizar para reducir los pagos de impuesto sobre la renta al nivel del impuesto al activo.

Capital de Trabajo Neto (CTN): Durante 2T04, el CTN representó un uso de efectivo significativo de US$93 millones. Conforme el valor monetario de los embarques de acero y materias primas aumentó durante el trimestre, la Compañía invirtió CTN principalmente en inventarios, con un énfasis en Galvak que compró acero de terceros a precios más altos. En menor grado, se destinaron recursos también a cuentas por cobrar. Sin embargo, la Compañía mostró una administración eficiente del capital de trabajo como demuestra la tendencia favorable de las razones de actividad operativa: el CTN en días bajó a 34 días, de 35 y 51 días en el trimestre anterior y el mismo trimestre de 2003, respectivamente.

Inversiones en Activo Fijo: Las inversiones en activo fijo sumaron US$13 millones en 2T04, un monto similar al invertido en el trimestre anterior, pero US$4 millones menor que las inversiones del mismo trimestre de 2003. De la cifra para 2T04, US$5 millones fueron desembolsados en Galvak, erogaciones que corresponden a avances relacionados con su programa de inversiones. El resto corresponde a US$2 millones erogado en el descapote de mineral y a US$6 millones que se desembolsó en inversiones normales. La estrategia de crecimiento de Hylsamex continúa enfocada en Galvak, mientras que en Hylsa, la Compañía destina recursos solamente en inversiones normales y en la preparación de minas.

Variación de la Deuda
Millones de US$

Deuda neta al 31 de diciembre de 2003	1,014.3
Generación de efectivo	-332.1
Inversión en capital de trabajo operativo	108.1
Otras partidas (1)	-8.8
Intereses acumulados	36.0
Impuestos	16.7
Inversión en activo fijo	25.7
Intereses PIK acumulados	7.1
= Deuda neta al 30 de junio de 2004	867.0

(1) Principalmente pasivo laboral.

VARIACIÓN DE LA DEUDA NETA EN 6M04

Deuda Neta de Caja: La deuda neta de Hylsamex al 30 de junio de 2004 disminuyó a US$867 millones, US$147 millones o 14% menor que el saldo de US$1,014 millones que se tenía el 31 de diciembre de 2003. Esta reducción significativa de deuda neta en los primeros seis meses de 2004 se obtuvo a través de US$85 millones en prepagos de deuda bancaria realizados por la Compañía, un aumento considerable en el flujo libre de efectivo que impulsó las reservas de efectivo en US$55 millones desde fines de 2003 a un saldo de US$140 millones al 30 de junio de 2004, y

amortizaciones menores de deuda.

Impuestos Pagados: Los impuestos pagados durante los primeros seis meses de 2004 ascendieron a US$17 millones, ligeramente menores que los US$19 millones erogados en el mismo período de 2003.

Capital de Trabajo Neto (CTN): En la primera mitad de 2004, el CTN representó un uso de efectivo significativo de US$108 millones. El CTN en días disminuyó a 35 días, de 49 días en los primeros seis meses de 2003. La inversión considerable en CTN durante este período se debe básicamente a las mismas razones mencionadas en la variación del 2T04.

Inversiones en Activo Fijo: Las inversiones en activo fijo sumaron US$26 millones en los primeros seis meses de 2004, US$1 millón menores que las inversiones realizadas en el período comparable de 2003. De la cifra para la primera mitad de 2004, US$10 millones fueron desembolsados en Galvak. El resto corresponde principalmente a US$5 millones erogados en el descapote de mineral y US$11 millones que se desembolsó en inversiones normales.

LIQUIDEZ Y RESERVAS DE EFECTIVO

Hylsamex registró un incremento adicional en su liquidez durante 2T04. Un mayor flujo de operación mantuvo las reservas de efectivo en niveles altos, aún y cuando se utilizaron montos significativos para realizar US$85 millones en prepagos de deuda bancaria de Hylsa. Las reservas de efectivo alcanzaron US$140 millones al 30 de junio de 2004, un ligero aumento de US$5 millones comparado al saldo de US$135 millones al 31 de marzo de 2004 y un incremento sustancial contra el saldo de US$85 millones a fines de 2003. En los próximos 12 meses, Hylsamex enfrenta US$66 millones de vencimientos de deuda a largo plazo (US$31 millones corresponden a Hylsa mientras que US$35 millones pertenecen a Galvak).

Finalmente, durante 2T04, la Compañía obtuvo la extensión por un año de la línea de crédito revolvente de US$40 millones de Hylsa, cuyo propósito es apoyar en los requerimientos de capital de trabajo. Esta línea no ha sido utilizada desde octubre de 2003 y tiene como nueva fecha de vencimiento el 31 de julio de 2005.

RAZONES FINANCIERAS CLAVE

La fuerte generación de EBITDA y la marcada reducción en la deuda neta alcanzada durante 2T04 permitieron una mejora considerable en las razones financieras de Hylsamex. La Compañía disminuyó la razón de Deuda Neta a EBITDA U12M a 2.0x a fines del 2T04, de 3.9x y 5.1x registrados en el trimestre anterior y el período comparable de 2003, respectivamente. La cobertura de intereses (EBITDA U12M a gastos financieros netos U12M) mejoró de manera similar a 4.5x, comparada con 2.5x en el trimestre previo y 2.3x en el mismo trimestre de 2003. Considerando los recursos netos de US$137 millones de la emisión de capital, la deuda neta al 30 de junio de 2004 disminuye a US$730 millones y por consiguiente, la razón de Deuda Neta a EBITDA U12M se reduce a 1.7x.

Valuación de los derivados de tasa de interés[3]: Al 26 de julio de 2004, el valor estimado de las posiciones en derivados de tasa de interés de Hylsamex es de US$3.5 millones (que representa una cantidad positiva). La totalidad de los derivados de tasa de interés de Hylsamex son techos sobre la tasa Libor.

PARTICIPACIÓN EN RESULTADOS DE COMPAÑÍAS ASOCIADAS (SIDOR)

La participación minoritaria de Hylsamex en Amazonia generó una utilidad de US$21 millones (Ps.242 millones) en 2T04, que se compara con las utilidades de US$4 millones (Ps.48 millones) y US$36

[3] La valuación estimada de los derivados de tasa de interés corresponde a cálculos internos de la compañía.

millones (Ps.388 millones) registradas en el trimestre previo y el período comparable de 2003. Sidor logró una buena rentabilidad operativa como consecuencia de los fundamentales favorables en el mercado global del acero, la posición de la Compañía como uno de los productores de acero de más bajo costo en el mundo, y su posición geográfica privilegiada que le permite suministrar eficientemente acero a los mercados doméstico y de exportación.

OTROS EVENTOS RELEVANTES

HYLSAMEX Coloca Exitosamente Oferta Primaria de Acciones L

El 15 de julio 15 de 2004, Hylsamex, S.A. de C.V. ("Hylsamex" o "la Compañía") anunció la exitosa colocación de 61 millones de acciones Serie L en una emisión de capital realizada simultáneamente en los mercados de capital locales e internacionales. Adicionalmente, la Compañía otorgó a los intermediarios colocadores la opción de comprar 9 millones de acciones Serie L adicionales durante un período de 30 días para cubrir la sobreasignación, opción que fue ejercida. Esta colocación, combinada con aproximadamente 31 millones de acciones Serie L que corresponden a una oferta de derechos de suscripción que ya fueron ejercidos, llevaron el total de acciones Serie L emitidas a 101 millones. La Compañía obtuvo recursos netos producto de esta emisión de US$137 millones aproximadamente.

El precio de la oferta accionaria se fijó en Ps.16.00 por acción L, mismo que también aplica a los derechos de suscripción. Las nuevas acciones L comenzaron a cotizar el 15 de julio de 2004 utilizando la clave de pizarra "HylsamxL" y operan exclusivamente en la Bolsa Mexicana de Valores.

En el tramo local de la oferta, Acciones y Valores actuó como líder colocador, mientras que Casa de Bolsa Banorte y Casa de Bolsa BBVA Bancomer operaron como co-líderes. Los líderes del tramo internacional de la transacción fueron JP Morgan y Credit Suisse First Boston, junto con Morgan Stanley como co-líder.

La totalidad de los recursos netos de la transacción fueron utilizados para el prepago parcial de deuda bancaria a nivel de la empresa tenedora (Hylsamex, S.A. de C.V.), denominada como "Facility B". Este prepago supera al mínimo de US$100 millones requerido para cancelar la garantía de las acciones B otorgadas como colateral y de esta manera, cancelar los Hylsamex CPOs, liberando las acciones B representadas por los CPOs. La Compañía informará oportunamente a los tenedores de los CPOs y a los accionistas en general, acerca del procedimiento de intercambio.

Información Financiera Seleccionada

(Millones de pesos de poder adquisitivo del 30 de junio de 2004)

Estado de Resultados	2T 2004	1T 2004	2T 2003	6M 2004	6M 2003
Ingreso	6,688	5,147	4,022	11,835	8,056
Utilidad bruta	2,503	1,221	441	3,724	972
Ut. de Operación	2,175	881	139	3,056	362
RIF	(513)	18	(10)	(495)	(561)
Part. en subsidiarias	242	48	388	290	176
Utilidad neta consolidada	1,410	702	478	2,112	82
Utilidad neta mayoritaria	1,385	682	480	2,067	89

Balance General	Junio 2004	Marzo 2004	Junio 2003
Activo circulante	8,823	7,688	6,592
Activo no circulante	23,644	23,266	23,927
Activo Total	32,467	30,954	30,519
Pasivo Corto Plazo	4,251	4,624	3,169
Pasivo Largo Plazo	13,375	15,197	15,900
Pasivo Total	19,626	19,821	19,069
Capital Contable	12,841	11,134	11,450
Interés mayoritario	10,897	9,223	9,571

Indicadores Operativos y Financieros

Estado de Resultados	2T 2004	1T 2004	2T 2003	6M 2004	6M 2003
Volumen de ventas ('000 toneladas)	787	788	706	1,575	1,429
Exportaciones (%)	21.4	19.7	18.0	20.6	22.6
Ingreso/ton	8,501	6,533	5,694	7,516	5,638
Costo erogable/ton	4,879	4,544	4,366	4,711	4,470
Mg. Bruto (%)	37.4	23.7	11.0	31.5	12.1
Mg. Operación (%)	32.5	17.1	3.5	25.8	4.5
Mg. EBITDA (%)	37.7	23.8	12.1	31.7	13.1
Utilidad por acción	2.74	1.35	0.95	4.08	0.18

Balance General	Junio 2004	Marzo 2004	Junio 2003
Deuda neta (Ps. millones)	9,893	10,731	11,661
Deuda neta (US$ millones)	867	962	1,066
Deuda neta a capital	0.8	1.0	1.0
Razón circulante	2.1	1.7	2.1
V. Libros / acción	21.52	18.22	18.90
Cobertura Interés†			
Últimos 12 meses	4.5	2.5	2.3
Trimestral	10.4	4.9	1.8

* Basado en acciones y utilidad neta mayoritaria.
** Cifras mensuales convertidas al tipo de cambio promedio de cada mes

† (EBITDA) /(Gastos financieros, neto)
†† Basada en el precio de la acción al final de cada trimestre: Ps.16.90 en jun/30/04, Ps.11.42 en mar/31/04 y Ps.6.30 en jun/30/03

HYLSAMEX, S.A. DE C.V. Y SUBSIDIARIAS

Estado Consolidado de Situación Financiera

Al 30 de junio de 2004, comparativo con 2003
(Millones de Pesos de poder adquisitivo del 30 de junio de 2004)

Activos	2004	2003
Activo Circulante:		
Efectivo y equivalentes de efectivo	$1,600	$628
Clientes	3,077	2,286
Otras cuentas por cobrar	882	797
Inventarios	3,264	2,881
Total Activo Circulante	**8,823**	**6,592**
Inversiones permanentes	863	580
Inmuebles, maquinaria y equipo	20,751	20,704
Cargos diferidos	1,658	1,810
Impuesto sobre la renta diferido	63	537
Otros activos	309	296
TOTAL ACTIVO	**$32,467**	**$30,519**

PASIVO Y CAPITAL	2004	2003
Pasivo a corto plazo:		
Vencimiento en un año de la deuda a largo plazo	$750	$390
Intereses acumulados por pagar	77	75
Cuentas y gastos acumulados por pagar	3,424	2,704
Total Pasivo a Corto Plazo	**4,251**	**3,169**
Pasivo a Largo Plazo:		
Deuda a largo plazo	10,712	11,812
Deuda L.P. con Cía. afiliada	480	350
Impuesto sobre la renta diferido	2,811	2,497
Estimaciones de remuneraciones al retiro	1,372	1,241
Total Pasivo a Largo Plazo	15,375	15,900
TOTAL PASIVO	**19,626**	**19,069**
CAPITAL CONTABLE:		
Capital social nominal	4,975	4,975
Incremento por actualización	988	988
Capital contribuido	5,963	5,963
Capital ganado	4,934	3,608
Total interés mayoritario	10,897	9,571
Interés minoritario	1,944	1,879
TOTAL CAPITAL CONTABLE	**12,841**	**11,450**
TOTAL PASIVO Y CAPITAL CONTABLE	**$32,467**	**$30,519**
Interés mayoritario por acción	21.5204	18.9012
Interés mayoritario por ADS /GDS	129.1227	113.4071

Estado Consolidado de Resultados

Pera el período terminado el 30 de junio de 2004, comparativo con 2003
(Millones de Pesos de poder adquisitivo del 30 de junio de 2004)

	2004	2003
Ventas netas	$ 11,835	$ 8,056
Costo de ventas	(8,111)	(7,084)
Utilidad bruta	3,724	972
Gastos de operación	(668)	(610)
Utilidad de operación	3,056	362
Resultado integral de financiamiento, neto	(495)	(561)
Otros productos (gastos), neto	(39)	15
Utilidad (pérdida) antes de las siguientes provisiones	2,522	(184)
Provisiones para:		
Impuesto sobre la renta y al activo	(682)	99
Participación de los trabajadores en las utilidades	(18)	(9)
Utilidad (pérdida) antes de participación en los resultados de compañía asociada	1,822	(94)
Participación en resultados de compañía asociada	290	176
Utilidad (pérdida) neta consolidada	**2,112**	**82**
Utilidad (pérdida) neta del interés minoritario	**(45)**	**7**
Utilidad (pérdida) neta del interés mayoritario	**$ 2,067**	**$ 89**
Utilidad (pérdida) neta por acción aplicable al interés mayoritario	4.0819	0.1754
Utilidad (pérdida) neta por ADS/GDS	24.4913	1.0523

Estado Consolidado de Cambios en la Situación Financiera

Pera el período terminado el 30 de junio de 2004, comparativo con 2003
(Millones de pesos de poder adquisitivo del 30 de junio de 2004)

	2004	2003
Operaciones:		
Utilidad (pérdida) neta consolidada	$ 2,112	$ 82
Partidas que no afectaron los recursos:		
Depreciación y amortización	693	697
Participación en resultados de compañía asociada	(290)	(176)
Impuesto sobre la renta diferido	526	(133)
Otras, neto	64	61
	3,105	531
Cambios en el capital de trabajo, excluyendo financiamiento:		
Cuentas por cobrar	(927)	(185)
Inventarios	(780)	(278)
Cuentas y gastos acumulados por pagar	591	59
	(1,116)	(404)
Recursos generados por la operación	**1,989**	**127**
Financiamiento:		
Préstamos recibidos	99	392
Pago de préstamos	(1,165)	(125)
Incremento en interés minoritario	(12)	(10)
Recursos (aplicados) generados por actividades financieras	**(1,078)**	**257**
Inversión:		
Inmuebles, maquinaria y equipo	(200)	(224)
Cargos diferidos	(78)	(60)
Otros, neto	(8)	(88)
Recursos aplicados a actividades de inversión	**(286)**	**(372)**
Aumento (disminución) en efectivo y equivalentes de efectivo	**625**	**12**
Efectivo y equivalentes de efectivo a principio del período	975	616
Efectivo y equivalentes de efectivo al final del período	**$ 1,600**	**$ 628**